RFC RURBAN FINANCIAL CORP.

REBUILDING [illegible]

2002 annual report

CONTENTS

REBUILDING THE BEST

In 2002, Rurban Financial Corp. made many changes – in management, market area and overall structure. The changes are significant because they will enable us to guide the company in the right direction in 2003, 2004 and beyond.

When we say "the best," we refer to the company's successful components that we have retained. We also refer to the best of who we are – a company founded in Northwest Ohio, with strong ties to the area. Even more, we refer to the best of our goals as we work toward establishing the company as a first-class lender, first-class community leader and a high performance organization.

Rebuilding the corporation will take time, commitment, and a carefully managed plan. At Rurban, we now have the plan in place, and we are ready to rebuild the best we can be – for our shareholders, our customers and our employees.

OUR MISSION

We are a leading provider of financial services whose mission is to attract, retain, and grow profitable customer relationships.

We exist to serve our customers. Our success is dependent on a relentless effort toward:

BUILDING RELATIONSHIPS

by providing consistent first-class customer experiences;

BUILDING TEAMS

by maintaining a work environment that will attract and retain quality people;

BUILDING VALUE

by consistently enhancing shareholder value; and

BUILDING COMMUNITIES

by being a socially responsible citizen in our communities, sharing our resources through leadership, support, and involvement.

TO OUR SHAREHOLDERS



Steven D. VanDemark
Chairman



Kenneth A. Joyce
President and Chief
Executive Officer

Dear Shareholders:

The year 2002 was one of discovery and assessment at Rurban Financial Corp. During the year we worked through significant loan problems, which began surfacing late in the fourth quarter of 2001. These loan problems resulted from excessive growth without adequate controls. We believe we have done everything possible to address our problem loan situation and will continue to be aggressive and proactive in our response.

Year 2002 – Discovery and Assessment

It became clear as we went through 2002 and examined every component of the Rurban organization that our mission needed to be a return to the core banking that has made it successful for the past 100 years.

That said, our goal is to deliver quality community banking with sophistication, a high personal touch and the technology that is available to us through Rurbanc Data Services, Inc. (RDSI), our data processing subsidiary. This approach will require us to continue our development and investment in Customer Relationship Management (CRM) as a key strategy going forward. CRM is simply good old-fashioned banking using all the benefits of current technology. Successful implementation of this strategy amplifies the competitive advantage a community bank now has over regional bank competitors in knowing its customers. We are convinced that this approach, tied to a very strong profit orientation, will allow us to attain and ultimately exceed our previous levels of profitability.

Year 2002 - Accomplishments

During 2002 we had a number of accomplishments that will benefit the organization in the years to come. We had three acquisitions in the course of 2002, one on the banking side and two at RDSI, our data processing subsidiary. These acquisitions were as follows:

- The Oakwood Deposit Bank – We acquired the deposits and performing loans from the Oakwood Deposit Bank upon the failure of that institution. The bank was rebranded as branches of The State Bank and Trust Company. The problem loans from the Oakwood acquisition went to the FDIC and we obtained the insured deposits and performing loans only. We are very satisfied with this acquisition due to its immediate profitability and strategic location to The State Bank and Trust Company. We are very pleased to be a part of the Oakwood and Grover Hill communities.

- BancServ – RDSI acquired a small data processing company and its item processing operation in early 2002. This acquisition was important to RDSI in that it represented an expansion of its item processing capabilities as well as the addition of a profitable data processing business.

- Northwest Financial Services – RDSI also acquired an item processing center doing work for eight local banks. RDSI's acquisition of this operation was important in reaching critical mass to move RDSI to a more efficient item processing approach.

During 2002, The State Bank and Trust Company made substantial progress in the implementation of its CRM program. We have researched and defined customer profitability and are able to move that information into the hands of our bankers who can use this effective tool to increase customer service and profitability. We see great potential rewards as we begin our third year of implementing our CRM strategy.

Year 2003 – A Rebuilding Year

The year 2003 will be one of rebuilding as we finalize the creation, enhancement and implementation of policies and procedures that were identified as deficient in 2002. We have totally revamped our policies and procedures for both our deposit and loan business. We have also restructured our banking organizations to strengthen internal controls over the lending process and assure the independence between the functions of loan origination, credit analysis and loan review. We are in the final stages of implementation at this time.

We are confident that the many changes in the management structure that took place in 2002 will serve the company well during 2003. We have new leadership in both banking subsidiaries: Rob Constien as President and CEO of The State Bank and Trust Company and Hank Thiemann as CEO of RFC Banking Company. Both of these individuals are very experienced and dedicated commercial bankers and were promoted from within our organization. We have also added senior lenders at both banks who have overall responsibility for the lending function. Dan Schutt is Executive Vice President and Senior Lender at our lead bank, The State Bank and Trust Company, and Bill Holden is President and Senior Lender at RFC Banking Company. We have the utmost confidence in this group's ability to properly manage their respective banks and execute our key strategies.

We have instituted training throughout the banks in such areas as loan policies, loan procedures, regulatory compliance, and commercial and consumer loan underwriting. We have also begun a mortgage unit under the direction of a mortgage lending professional, designed to improve the quality of our mortgage lending as well as the service provided to our customers.

We are making significant changes in defining our geographic market areas as well as the corporate structure of the company. We will be closing the Cleveland branch and exiting that market in mid-April of 2003. Our approach to expansion in the Cleveland market was not successful, and wisdom indicates an exit. We have also undertaken a significant restructuring of the organization that will ultimately result in a single bank holding company as opposed to the current two banks. We have entered into written contracts providing for the sale of the three divisions that make up the RFC Banking Company headquartered in Findlay. The majority of our loan problems originated from the RFC Banking Company and continuation of that banking franchise would pose a drain on The State Bank and Trust Company and a distraction to holding company efforts. The quickest route back to profitability and resumption of dividends is the sale of these RFC Banking Company divisions.

"We are making significant changes in defining our geographic market areas as well as the corporate structure of the company."

The sale of these divisions is subject to the receipt of regulatory approval and other customary conditions to closing. Upon the consummation of the sale of these divisions, we would retain some $40 million of problem loans that were part of the RFC Banking Company franchise. Retaining these loans will provide us with the maximum return on the sale of our Findlay area banking assets, a localized focus on our problem loans, and ultimately, a significant future opportunity to grow the organization. We are very pleased with the anticipated results of our recent branch offerings and believe that the strategy of offering them for sale individually will maximize their value. The equity from gains on the sale of the divisions of RFC Banking Company will be used to fund the problem loans remaining in the RFC Banking Company corporate structure. After the banking divisions are sold, we will extinguish the banking charter and the RFC Banking Company will become a loan subsidiary working exclusively on problem loans. An additional charge of this subsidiary will be to recover as much as possible of the loans that were charged off in 2002. We envision this as a profitable subsidiary with an estimated life of one and a half to three years — the time necessary to work through these problem loans and collect them. Once we have worked through the problem loans, our goal is to have created a capital reserve in excess of $20 million that can be used for further expansion of our data processing and banking franchises.

We are committed to resuming dividends to our stockholders as soon as possible. We will be able to resume dividends when two things occur:

- we return to consistent profitability and make the required interest payments under our trust preferred securities arrangement, and
- we receive regulatory approval.

Progress in these two areas clearly sets an expectation, in our opinion, for dividends to be paid in the first quarter of 2004. We will provide our shareholders with a quarterly update and assessment of our progress.

The future of Rurban Financial Corp. is bright.

Rurban is on track to deliver an operating profit for 2003. Shareholders, however, should expect some level of continued variation in our earnings from quarter to quarter due to the size of our classified loan portfolio, the uncertain nature of the economy and the loan recoveries and payoffs that will be occurring.

Growth Companies

Rurban Financial Corp. is fortunate to have, in addition to its banking focus, two subsidiaries that provide fee income and substantial growth potential. Rurbanc Data Services, Inc. (RDSI) is a data processing company servicing nearly 60 banks in Ohio, Michigan and Indiana. RDSI's current annualized revenue is in excess of $11 million and its revenue has increased 20% over the last three years. We see continuing significant future revenue income opportunities for this exciting growth company.

We are also pleased with the progress of Reliance Financial Services, N.A. (RFS), a full-service, nationally chartered trust company. Reliance is a premier provider of financial services with the tradition, experience and knowledge to succeed in this highly competitive field. We look for 2003 and beyond to be growth years for Reliance Financial Services as the financial market improves.

2004 and Beyond – Performance Years

Following our 2003 year of rebuilding, we see 2004 as the beginning of our high performance years. We believe we will be well positioned to maximize shareholder value and provide the returns to our shareholders that they deserve. We are working through the structures and practices in The State Bank and Trust Company to make this happen.

The future of Rurban Financial Corp. is bright. Our shareholders have remained loyal to our company and we thank you. We believe you will be rewarded for your loyalty in 2003, 2004, and beyond. We will continue to work toward maximizing your investment value.

Sincerely,
RURBAN FINANCIAL CORP.

Steven D. VanDemark, Chairman

Kenneth A. Joyce, President and CEO

THE STATE BANK AND TRUST COMPANY

Robert W. Constien
President and Chief Executive Officer

A Company Profile

MAIN OFFICE
401 Clinton Street
Defiance, Ohio 43512
419-783-8950

MOTORBANK*
510 Third Street
Defiance, Ohio 43512
419-783-8975

NORTHTOWNE BANKING CENTER*
1796 North Clinton Street
Defiance, Ohio 43512
419-783-8960

EAST BANKING CENTER*
1856 Second Street
Defiance, Ohio 43512
419-783-8965

CHIEF MARKET SQUARE BANKING CENTER*
705 Deatrick Street
Defiance, Ohio 43512
419-783-8915

DEFIANCE ATM ONLY*
2010 South Jefferson Avenue
Defiance, Ohio 43512

ATM AND ONLINE BANKING KIOSK ONLY*
Defiance Regional Medical Center
1200 Ralston Avenue
Defiance, Ohio 43512

NEY BANKING CENTER
150 West Main Street
Ney, Ohio 43549
419-658-2317

PAULDING BANKING CENTER*
220 North Main Street
Paulding, Ohio 45879
419-399-5270

OAKWOOD BANKING CENTER
218 North First Street
Oakwood, Ohio 45873
419-594-3333

OAKWOOD ATM ONLY*
101 Walnut Street
Oakwood, Ohio 45873

GROVER HILL BANKING CENTER
101 South Main Street
Grover Hill, Ohio 45859
419-587-3500

DELTA BANKING CENTER*
312 Main Street
Delta, Ohio 43515
419-822-3311

LYONS BANKING CENTER
133 East Morenci
Lyons, Ohio 43533
419-923-3471

WAUSEON BANKING CENTER*
515 Parkview
Wauseon, Ohio 43567
419-335-0070

*Denotes Automatic Teller Machine

FOCUS

The State Bank and Trust Company is focusing on a return to core banking – banking with high personal touch and using technology to serve our customers better and more profitably. Central to our success is improving our loan quality and focusing on efficiencies company wide.

GOALS

During 2003, The State Bank and Trust Company will be focusing on:

- Meeting profit and expense goals
- Finalizing the creation, enhancement and implementation of our policies and procedures that were identified as deficient in 2002
- Reshaping the banking business with new senior management
- Redefining our geographic market areas and corporate structure of the company
- Completing and maintaining our employee training programs and knowledge base
- Establishing a mortgage lending unit to improve the quality of our mortgage lending effort and offering our customers improved service

BRAND

The State Bank and Trust Company has a strong tradition of excellence in the banking community. Our reputation for strong financial performance and community commitment began with the inception of our company in 1902. We want to be known by the sound financial decisions we help each customer make and the financial dreams of our customers we help come true. We are locally owned and managed and serve the northwestern Ohio counties of Paulding, Fulton and Defiance. We have 11 community banking centers and offer a diversified array of trust and financial services to customers through our wholly-owned subsidiary, Reliance Financial Services, N.A.

"The State Bank and Trust Company is on track to deliver an operating profit for 2003 and we understand the pivotal role our success means to our shareholders and resuming their dividend. Our objective is to be a high performance bank in 2004 and beyond."

— Rob Constien

RELIANCE
FINANCIAL SERVICES, N.A.

Jeffrey D. Sewell
President and Chief Operating Officer

A Company Profile

FOCUS

Our focus is creating long-term satisfying, profitable relationships. The uncertainty of the economy in recent years has really driven home how important it is to have trusted advisers to help us achieve our financial goals. Many people are uncertain where to turn for reliable advice. Our long tradition of proven investment performance and our team of experienced and knowledgeable professionals make Reliance the right choice. Our communities have entrusted to Reliance over $250 million of their portfolios to manage during these turbulant times.

"Exceeding our clients' expectations by delivering highly personalized service and superior investment performance will enable us to continue to enhance Rurban's noninterest income."

— Jeff Sewell

GOALS

Reliance Financial Services' employees have a goal each day to help develop new products and customer delivery systems that create value and benefit for our clients and translate into meaningful profit for our shareholders. Our priorities each day center on customer service and client retention, technical improvements, monitoring of expenses, an increase in our investment performance, and superior investment advice on today's markets and financial planning.

- Personal Trust Administration
- Qualified Retirement Plans
- Estate Administration
- Investment Management

BRAND

Personalized service is more than just a phrase with Reliance. We care about our clients and we demonstrate this in the way we do business.

Our first priority is getting to know our clients and their personal situations and helping them create plans for achieving their financial dreams. Our clients receive much more than a financial adviser. We become their "partner" in every sense of the word, helping them achieve their goals.

Simplicity Flexibility Accountability

RDSI Banking Systems

A Company Profile

Kurt A. Kratzer
President and Chief Operating Officer

FOCUS

RDSI is a regional commercial bank data processing and item processing company and is focused on providing banks with the services they need to keep themselves successful and enhance their competitiveness. We understand that data processing systems require continual monitoring and evaluation to keep pace with changing technology, and we are dedicated to being a vital technology partner to the banks we serve. We are also committed to supporting our clients' roles as community leaders, and we provide this support through our expertise and personal attention. In essence, RDSI's main focus is ensuring that our clients are successful.

GOALS

RDSI's goal is to be a consistently increasing and diversified contributor to Rurban's noninterest income. We will accomplish this by providing our clients with excellence in service. In doing so, we enhance our reputation and our ability to attract more banks as clients. As the company grows, so does our value, which extends to our shareholders. Providing clients with superior service, however, is only possible with skilled, dedicated employees. Therefore, another corporate goal is to retain our key personnel by providing a work environment conducive to fulfillment and professional growth.

"The more banks that utilize our system, the more we increase our value to our clients and shareholders."

— Kurt Kratzer

BRAND

RDSI is known as a premier single-source provider of financial systems solutions. Through a combination of technological expertise, advanced systems and knowledgeable staff, the company has more than doubled its client base since 1995. RDSI is a solutions provider delivering world-class software systems. It processes over one million accounts daily for more than 60 community banking partners. RDSI offers more than 50 integrated products to its banking clients in addition to its core processing solutions. RDSI continues to be a leader in the financial systems solutions industry.

FINANCIAL HIGHLIGHTS

Dollars in thousands except per share data

	Year Ended December 31				
	2002	2001	2000	1999	1998
EARNINGS					
Total interest income	$ 48,591	$ 56,519	$ 56,023	$ 44,953	$ 39,293
Total interest expense	24,813	30,778	29,635	21,744	18,743
Net interest income	23,778	25,741	26,388	23,209	20,550
Provision for loan losses	27,531	8,733	2,100	1,215	1,080
Total noninterest income	13,779	14,162	11,273	11,064	10,511
Total noninterest expense	30,479	28,018	26,754	25,466	23,630
Provision (credit) for income taxes	(7,044)	899	2,721	2,361	2,073
Net income (loss)	(13,408)	2,253	6,086	5,231	4,278
PER SHARE DATA (1)					
Basic earnings	$ (2.95)	$ .50	$ 1.35	$ 1.16	$ .95
Diluted earnings	(2.95)	.50	1.35	1.16	.94
Cash dividends declared	.26	.47	.42	.37	.36
AVERAGE BALANCES					
Average shareholders' equity	$ 46,320	$ 52,708	$ 46,627	$ 42,967	$ 40,431
Average total assets	795,125	722,827	665,523	580,200	493,957
RATIOS					
Return on average shareholders' equity	—	4.27%	13.05%	12.17%	10.58%
Return on average total assets	—	.31	.91	.90	.87
Cash dividend payout ratio (cash dividends divided by net income)	—	92.61	31.02	32.36	38.38
Average shareholders' equity to average total assets	5.84	7.29	7.01	7.41	8.19
PERIOD END TOTALS					
Total assets	$ 742,317	$ 746,209	$ 700,818	$ 627,784	$ 537,155
Total loans and leases	551,342	600,627	576,988	501,678	394,311
Total deposits	636,035	610,860	566,321	519,296	450,813
Advances from FHLB	47,850	54,275	52,164	40,035	28,890
Junior subordinated debentures	10,000	10,000	10,000	—	—
Shareholders' equity	36,382	50,829	50,140	43,900	41,903
Shareholders' equity per share (1)	8.01	11.14	10.98	9.62	9.18

(1) Per share data restated for two-for-one stock split declared in 1998, 5% stock dividend declared in 2000 and 5% stock dividend declared in 2001.

2003 OFFICERS AND DIRECTORS

RURBAN FINANCIAL CORP.

DIRECTORS



THOMAS A. BUIS
Chairman
Spencer - Patterson Insurance



THOMAS M. CALLAN
President
Defiance Stamping Company



JOHN R. COMPO
Chairman and President
Compo Corporation



JOHN FAHL
Retired
Cooper Tire & Rubber Company



ROBERT A. FAWCETT, JR.
Partner
Fawcett, Lammon, Recker
and Associates Ins. Agency Inc.



ERIC C. HENCH
Chairman
Chief Supermarkets, Inc.



GARY A. KOESTER
President
Koester Metals, Inc.



STEVEN D. VANDEMARK
General Manager
The Defiance Publishing
Company



J. MICHAEL WALZ, D.D.S.
Defiance Dental Group



KENNETH A. JOYCE
President and
Chief Executive Officer
Rurban Financial Corp.

OFFICERS

STEVEN D.
VANDEMARK
Chairman

KENNETH A. JOYCE
President and
Chief Executive Officer

RICHARD C.
WARRENER
Executive Vice President
Chief Financial Officer

C. ROBERT GREEN
Senior Vice President
Special Assets Manager

GREGORY W. KLEAR
Senior Vice President
Internal Auditor

JOHN M. MATEY
Senior Vice President
Chief Credit Officer

KEETA J. DILLER
Vice President
Corporate Secretary

RICHARD W. HEALY, JR.
Vice President
Credit Quality Assurance

SANDRA L.
STOCKHORST
Vice President
Investor Relations

LARRY L. SNYDER
Assistant Vice President
Special Assets

WILLIAM J. YASTER
Assistant Vice President
Special Assets

2003 OFFICERS AND DIRECTORS

THE STATE BANK AND TRUST COMPANY

DIRECTORS

THOMAS M. CALLAN
President
Defiance Stamping Company

JOHN R. COMPO
Chairman and President
Compo Corporation

ROBERT W. CONSTIEN
President and
Chief Executive Officer

ERIC C. HENCH
Chairman
Chief Supermarkets, Inc.

KENNETH A. JOYCE
President and
Chief Executive Officer
Rurban Financial Corp.

LEE W. KAEMMING
Retired

JOHN H. MOORE
Retired

CARL S. OFFERLE
Chairman of the Board
City Beverage Company

STEVEN D. VANDEMARK
General Manager
The Defiance Publishing Company

J. MICHAEL WALZ, D.D.S.
Defiance Dental Group

PAULDING COUNTY ADVISORY BOARD

FLOYD F. FURROW
Manager
Paulding-Putnam Electric
Cooperative

JOHN HENRY KAUSER
President
Kauser Trucking, Inc.

JOHN H. MOORE
Retired

JAMES A. STAHL
Partner
Stahl-Philpot Insurance Agency

REX L. WILLIAMSON
President
Williamson Insurance Agency

OFFICERS

STEVEN D. VANDEMARK
Chairman

ROBERT W. CONSTIEN
President and
Chief Executive Officer

HENRY R. THIEMANN
Executive Vice President
Chief Operating Officer

DANIEL W. SCHUTT
Executive Vice President
Senior Lending Officer

CYNTHIA E. BATT
Senior Vice President
Compliance and
Bank Secrecy Officer

TINA M. FARRINGTON
Senior Vice President
Marketing Director

DUANE L. SINN
Senior Vice President
Controller

MICHELLE R. BAKER
Vice President
Human Resources Manager

KEETA J. DILLER
Vice President
Accounting Supervisor

KIM M. GILMORE
Vice President
Operations Supervisor

AMANDA P. MILLS
Vice President
Asset/Liability Management and
Financial Analysis Manager

CURTIS J. ALDRICH
Assistant Vice President
Information Technology Officer
Security Officer

MARC H. BEACH
Assistant Vice President
Facilities Manager

CONNIE S. GRUENHAGEN
Operations Officer
Payment Systems Supervisor

SARAH S. MEKUS
Corporate Secretary

CREDIT ADMINISTRATION

ROBERT L. FINTEL
Senior Vice President
Credit Administration Manager

DAWN R. BERRY
Vice President
Credit Analysis Manager

ARNOLD H. RUHE
Vice President
Collections and Resource Recovery
Officer

DAWN M. HUTCHESON
Assistant Vice President
Loan Accounting Manager

AGRICULTURAL BANKING

TIMOTHY P. MOSER
Vice President
Agricultural Lending Manager

RITA M. SWITZER
Assistant Vice President
Agricultural Financial Services

COMMERCIAL BANKING

DAVID A. BOYD
Executive Vice President
Commercial Lending Manager

ROBERT M. KOOPMAN
Senior Vice President
Commercial Lending Manager

RODGER G. MARTIN
Senior Vice President
Business Development Manager

JOSEPH W. DAMMAN
Vice President
Commercial Lending Officer

JONATHAN R. GATHMAN
Vice President
Commercial Lending Officer

ROY A. WILLIAMS
Vice President
Commercial Lending Officer

CATHY S. HARRIS
Assistant Vice President
Commercial Lending Services

CONSUMER BANKING

ROBERT C. VOGELSONG
Vice President
Consumer Lending Manager

MORTGAGE BANKING

DOUGLAS TUSSING
Senior Vice President
Mortgage Department Manager

2003 OFFICERS AND DIRECTORS

DONALD M. BLOSSOM
Vice President
Mortgage Lending Officer

LISA M. PRATT
Vice President
Mortgage Lending Officer
and CRA Officer

KAREN F. MCLAUGHLIN
Assistant Vice President
Loan Servicing Supervisor

RETAIL BANKING

LORRAINE J. SEIPLE
Senior Vice President
Retail Banking Manager

BRIAN G. MILLER
Vice President
Community Office Manager
Paulding Banking Center

ROSALIND L. ALLEN
Assistant Vice President
Community Office Manager
Lyons Banking Center

SCOTT C. ANDERSON
Assistant Vice President
Community Office Manager
Wauseon Banking Center

DARREN L. BOK
Assistant Vice President
Community Office Manager
Ney Banking Center

LOIS F. CURRY
Assistant Vice President
Community Office Manager
Northtowne Banking Center

THERESA M. GINEMAN
Assistant Vice President
Community Office Manager
East Banking Center

WILLIAM J. MOREY
Assistant Vice President
Community Office Manager
Delta Banking Center

NICHOLE T. WICHMAN
Assistant Vice President
Community Office Manager
Chief Banking Center

NANCY R. BODI
Community Office Manager
Oakwood and Grover Hill
Banking Centers

JENNIFER L. GREEAR
Community Office Manager
Main Banking Center

RELIANCE FINANCIAL SERVICES, N.A.

DIRECTORS

THOMAS A. BUIS
Chairman
Spencer-Patterson Insurance

ROBERT W. CONSTIEN
Chairman and
Chief Executive Officer

TINA M. FARRINGTON
Senior Vice President
The State Bank and Trust
Company

NORMAN J. KLASS
Consultant

JEFFREY D. SEWELL
President and
Chief Operating Officer

J. MICHAEL WALZ, D.D.S.
Defiance Dental Group

OFFICERS

ROBERT W. CONSTIEN
Chairman and
Chief Executive Officer

JEFFREY D. SEWELL
President and
Chief Operating Officer

DAVID A. BELL
Executive Vice President
Trust Support Manager

GREGORY P. FASIG
Executive Vice President
Client Relationship Manager

HAROLD J. P. MIGIAS
Senior Vice President
Senior Trust Administrator

ROBERT J. HANSON, JR.
Vice President
Client Relationship Manager

CHRISTINE R. HUBBARD
Vice President
Business Development Officer

HOLLY A. JOYCE
Vice President
Senior Trust Administrator

ELIZABETH D. ZARTMAN
Vice President
Trust Systems Manager

GWENDOLYN L. ANDERSON
Assistant Vice President
and Corporate Secretary
Network Systems Manager

TRACY A. BAUGHMAN
Assistant Vice President
Investment Administrator

FRANCINE K. MATTHEWS
Assistant Vice President
Trust Operations Manager

RANDY J. YODER
Assistant Vice President
Business Development Officer

RFC BANKING COMPANY

DIRECTORS

THOMAS A. BUIS
Chairman
Spencer - Patterson Insurance

JOHN FAHL
Retired

ROBERT A. FAWCETT, JR.
Partner
Fawcett, Lammon, Recker
and Associates Inc.

RONALD H. GERDEMAN
Executive Vice President
Gerdeman - Hovest
Construction, Inc.

KENNETH A. JOYCE
President and
Chief Executive Officer
Rurban Financial Corp.

NORMAN J. KLASS
Consultant

KAROL K. POTH
Retired

STEVEN D. VANDEMARK
General Manager
The Defiance Publishing Company

STEPHEN L. YOUNKER, C.L.U.
Owner
Securance Unitrust Advisors

2003 OFFICERS AND DIRECTORS

OFFICERS

HENRY R. THIEMANN
Chief Executive Officer

G. W. HOLDEN
President and
Senior Lending Officer

ANNA MARIA BRENNEMAN
Vice President
Commercial Lending Officer

SHEILA A. POWELL
Vice President
Regional Branch Manager

LUANN BEVERLY
Assistant Vice President
Compliance Officer

THE PEOPLES BANKING COMPANY

A division of
RFC Banking Company

OFFICERS

ROSALYN L. MYERS
Senior Vice President
Cashier

STEPHEN A. MYERS
Vice President
Commercial and Retail Lending

GENA M. GRISMORE
Assistant Vice President
Community Office Manager
Findlay Banking Center

TIM A. HAMEN
Assistant Vice President
Technology Banking Manager

THOMAS A. SYZPKA
Assistant Vice President
Commercial Lending Officer

DAGNE M. LAZENBY
Assistant Vice President
Community Office Manager
Arcadia Banking Center

KATHI J. MORMAN
Community Office Manager
McComb Banking Center

THE FIRST BANK OF OTTAWA

A division of
RFC Banking Company

OFFICERS

DARLENE M. OSTERHAGE
Assistant Vice President
Retail Specialist

JANE M. UPHAUS
Assistant Vice President
Community Office Manager
Ottawa Banking Center

RDSI BANKING SYSTEMS

DIRECTORS

DONALD E. DEWITT
Retired

KENNETH A. JOYCE
Chairman and
Chief Executive Officer

GARY A. KOESTER
President
Koester Metals Inc.

KURT A. KRATZER
President and
Chief Operating Officer

JOHN W. SCHOCK
President and
Chief Executive Officer
FMS

TODD R. TAYLOR
President and
Chief Executive Officer
Chief Supermarkets, Inc.

STEVEN D. VANDEMARK
General Manager
The Defiance Publishing Company

OFFICERS

KENNETH A. JOYCE
Chairman and
Chief Executive Officer

KURT A. KRATZER
President and
Chief Operating Officer

JON A. BRENNEMAN
Executive Vice President
Marketing/Sales Manager

JOHN D. WEIMERSKIRK
Executive Vice President
Professional Services Group
Manager

JAMES M. BREMER
Senior Vice President
Information Systems Manager

DAVID E. HARRINGTON
Senior Vice President
Client Services Manager

TIMOTHY PEARSON
Senior Vice President
Technical Services Manager

GARY A. SAXMAN
Senior Vice President
Risk Manager

JOSEPH A. BUERKLE
Vice President
Network Services Manager

AMY S. EISENHOUR
Vice President
Client Services Manager

KAREN L. OSKEY
Vice President
Item Processing Supervisor

PETER J. SCHWAGER
Vice President
Item Processing/Imaging Manager

DEAN M. STOECKLIN
Vice President
Conversion Manager

M. CHARLES STRUBINGER
Vice President
Regional Sales Manager

CRAIG M. BROWN
Assistant Vice President
Product Specialist – Electronic
Banking

LEON R. ERICKSON
Assistant Vice President
Technical Services Product
Specialist

STEVEN E. STRUBLE
Assistant Vice President
Client Services Specialist/Academy
Director

KEETA J. DILLER
Corporate Secretary

Board of Directors
Rurban Financial Corp.
Defiance, Ohio

We have audited the accompanying consolidated balance sheet of Rurban Financial Corp. and subsidiaries as of December 31, 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for the year ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Rurban Financial Corp. for the year ended December 31, 2001 and for each of the two-year periods then ended, were audited by other auditors whose opinion dated April 8, 2002 was unqualified.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Rurban Financial Corp. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Cincinnati, Ohio
February 14, 2003,
except for note 27, for which the date is February 22, 2003

Consolidated Balance Sheets
December 31, 2002 and 2001

Assets

	2002	2001
Cash and due from banks	$ 37,018,337	$ 25,342,043
Federal funds sold	14,000,000	—
Cash and cash equivalents	51,018,337	25,342,043
Interest-bearing deposits	260,000	260,000
Available-for-sale securities	115,108,762	101,139,636
Mortgage loans held for sale	—	439,991
Loans held for sale	63,536,309	—
Loans, net of allowance for loan losses of $17,693,841 and $9,238,936 at December 31, 2002 and 2001	469,780,785	591,051,994
Premises and equipment	13,786,408	11,491,056
Premises and equipment held for sale	909,205	—
Federal Reserve and Federal Home Loan Bank stock	3,665,900	3,235,915
Foreclosed assets held for sale, net	1,960,276	325,501
Interest receivable	3,966,721	4,939,741
Deferred income taxes	5,148,523	3,784,701
Goodwill	2,323,643	179,339
Core deposits and other intangibles	770,777	—
Other	10,081,033	4,019,176
Total assets	$ 742,316,679	$ 746,209,093

See Notes to Consolidated Financial Statements

Liabilities and Stockholders' Equity

	2002	2001
Liabilities		
Deposits		
Demand	$ 46,114,153	$ 52,830,193
Savings, NOW and money market	117,738,013	177,688,506
Time	404,007,515	380,341,110
Total deposits	567,859,681	610,859,809
Deposits held for sale	68,175,660	—
Federal funds purchased	—	14,850,000
Note payable	6,000,000	—
Federal Home Loan Bank advances	47,850,000	54,275,069
Trust preferred securities	10,000,000	10,000,000
Interest payable	2,971,448	3,630,623
Other liabilities	3,077,558	1,764,260
Total liabilities	705,934,347	695,379,761
Commitments and Contingent Liabilities		
Stockholders' Equity		
Common stock, $2.50 stated value; authorized 10,000,000 shares; issued 4,575,702; outstanding 2002 – 4,565,721 shares, 2001 – 4,564,513 shares	11,439,255	11,439,255
Additional paid-in capital	11,009,733	11,013,284
Retained earnings	13,904,212	28,499,026
Unearned employee stock ownership plan (ESOP) shares	(320,765)	(512,146)
Accumulated other comprehensive income	664,911	721,851
Treasury stock, at cost		
Common; 2002 – 9,981 shares, 2001 – 11,189 shares	(315,014)	(331,938)
Total stockholders' equity	36,382,332	50,829,332
Total liabilities and stockholders' equity	$ 742,316,679	$ 746,209,093

Consolidated Statements of Income
Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Interest Income			
Loans	$ 43,294,773	$ 50,482,611	$ 50,404,396
Securities			
Taxable	4,781,105	5,462,886	4,978,266
Tax-exempt	219,713	406,199	592,240
Other	295,053	167,133	48,035
Total interest income	48,590,644	56,518,829	56,022,937
Interest Expense			
Deposits	20,300,799	26,414,346	24,892,370
Short-term borrowings	514,515	328,340	1,699,687
Federal Home Loan Bank advances	2,923,090	2,986,829	2,707,345
Junior subordinated debentures	1,074,577	1,048,109	335,667
Total interest expense	24,812,981	30,777,624	29,635,069
Net Interest Income	23,777,663	25,741,205	26,387,868
Provision for Loan Losses	27,530,583	8,733,000	2,100,000
Net Interest Income After Provision for Loan Losses	(3,752,920)	17,008,205	24,287,868
Noninterest Income			
Data service fees	7,815,589	6,125,970	5,123,805
Trust fees	2,468,159	2,744,743	2,635,047
Customer service fees	2,617,708	2,592,704	1,744,446
Net gains on loan sales	758,663	889,462	387,493
Net realized gains (losses) on sales of available-for-sale securities	(833,515)	489,641	(80,540)
Loan servicing fees	402,143	559,648	662,665
Other	550,521	759,445	799,945
Total noninterest income	13,779,268	14,161,613	11,272,861

See Notes to Consolidated Financial Statements

	2002	2001	2000
Noninterest Expense			
Salaries and employee benefits	$ 15,719,892	$ 15,448,319	$ 15,094,596
Net occupancy expense	1,349,537	1,210,915	1,137,377
Equipment expense	3,960,712	3,488,586	3,347,608
Data processing fees	492,534	473,196	551,200
Professional fees	3,129,592	1,712,161	1,263,095
Marketing expense	487,754	612,234	513,411
Printing and office supplies	755,814	705,583	615,660
Telephone and communications	792,168	681,450	590,345
Postage and delivery expense	625,173	590,570	545,648
State, local and other taxes	780,515	641,452	611,481
Other	2,385,029	2,453,828	2,483,596
Total noninterest expense	30,478,720	28,018,294	26,754,017
Income Before Income Tax	(20,452,372)	3,151,524	8,806,712
Provision (Credit) for Income Taxes	(7,044,488)	898,566	2,720,534
Net Income (Loss)	$ (13,407,884)	$ 2,252,958	$ 6,086,178
Basic Earnings (Loss) Per Share	$ (2.95)	$ 0.50	$ 1.35
Diluted Earnings (Loss) Per Share	$ (2.95)	$ 0.50	$ 1.35

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2002, 2001 and 2000

	Common Stock	Additional Paid-in Capital	Retained Earnings	Unearned ESOP Shares	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, January 1, 2000	$ 11,439,255	$11,518,469	$ 30,047,158	$ (908,014)	$ (1,533,547)	$(6,662,850)	$ 43,900,471
Comprehensive income							
Net income			6,086,178				6,086,178
Change in unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect					1,862,037		1,862,037
Total comprehensive income							7,948,215
Dividends on common stock, $0.42 per share			(1,888,104)				(1,888,104)
Declaration of 5% stock dividend net of cash paid in lieu of fractional shares and issuance of 206,520 treasury shares		(405,129)	(2,794,988)			3,193,149	(6,968)
ESOP shares earned				186,572			186,572
Balance, December 31, 2000	11,439,255	$11,113,340	$ 31,450,244	$ (721,442)	$ 328,490	$(3,469,701)	$ 50,140,186
Comprehensive income							
Net income			2,252,958				2,252,958
Change in unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect					393,361		393,361
Total comprehensive income							2,646,319
Dividends on common stock, $0.47 per share			(2,158,392)				(2,158,392)
Purchase of stock (3,049 shares)						(45,400)	(45,400)
Stock options exercised (3,049 treasury shares)		(4,180)				50,162	45,982
Declaration of 5% stock dividend net of cash paid in lieu of fractional shares and issuance of 216,744 treasury shares		(95,876)	(3,045,784)			3,133,001	(8,659)
ESOP shares earned				209,296			209,296
Balance, December 31, 2001	11,439,255	11,013,284	28,499,026	(512,146)	721,851	(331,938)	50,829,332
Comprehensive income							
Net loss			(13,407,884)				(13,407,884)
Change in unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect					(56,940)		(56,940)
Total comprehensive income							(13,464,824)
Dividends on common stock, $0.26 per share			(1,186,930)				(1,186,930)
Stock options exercised (1,208 treasury shares)		(3,551)				16,924	13,373
ESOP shares earned				191,381			191,381
Balance, December 31, 2002	$ 11,439,255	$11,009,733	$ 13,904,212	$ (320,765)	$ 664,911	$ (315,014)	$ 36,382,332

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows
Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Operating Activities			
Net income (loss)	$ (13,407,884)	$ 2,252,958	$ 6,086,178
Items not requiring (providing) cash			
Depreciation and amortization	2,277,322	1,942,325	1,893,129
Provision for loan losses	27,530,583	8,733,000	2,100,000
ESOP shares earned	191,381	209,296	186,572
Amortization of premiums and discounts on securities	1,963,325	—	—
Amortization of intangible assets	138,284	120,661	210,000
Deferred income taxes	(1,334,489)	(2,078,874)	(1,479,825)
Proceeds from sale of loans held for sale	37,748,464	31,467,939	14,102,762
Originations of loans held for sale	(36,549,810)	(29,851,752)	(13,076,583)
(Gain) loss from sale of loans	(758,663)	(889,462)	(387,493)
Net realized (gains) losses on available-for-sale securities	833,515	(489,641)	80,540
Changes in			
Interest receivable	1,674,277	776,307	(1,568,727)
Other assets	(6,050,115)	(70,265)	2,548,944
Interest payable and other liabilities	1,060,273	(3,679,000)	2,577,904
Net cash provided by (used in) operating activities	15,316,463	8,443,492	13,273,401
Investing Activities			
Net change in interest-bearing deposits	—	(150,000)	—
Purchases of available-for-sale securities	(134,355,439)	(71,576,221)	(20,954,482)
Proceeds from maturities of available-for-sale securities	53,890,402	38,131,013	8,845,593
Proceeds from the sales of available-for-sale securities	81,916,528	19,060,258	9,063,566
Net change in loans	59,829,614	(30,347,839)	(71,044,999)
Purchase of premises and equipment	(6,910,438)	(2,856,133)	(1,655,551)
Purchase of Federal Home Loan Federal Reserve Bank stock	(433,000)	—	—
Proceeds from assumption of net liabilities in business acquisition	40,069,328	—	—
Net cash provided by (used in) investing activities	94,006,995	(47,738,922)	(75,745,873)
Financing Activities			
Net increase (decrease) in demand deposits, money market, NOW and savings accounts	$ (43,508,229)	$ 19,808,390	$ (9,696,444)
Net increase (decrease) in certificates of deposit	(23,096,882)	24,730,658	56,721,121
Net increase (decrease) in federal funds purchased	(14,850,000)	1,650,000	2,300,000
Proceeds from Federal Home Loan Bank advances	5,000,000	16,500,000	20,000,000
Repayment of Federal Home Loan Bank advances	(11,425,069)	(14,388,845)	(7,871,389)
Proceeds from note payable	6,000,000	—	—
Proceeds from junior subordinated debentures	—	—	9,697,385
Repayment of advances on line of credit	—	—	(7,000,000)
Proceeds from stock options exercised	13,373	45,982	—
Purchase of treasury stock	—	(45,400)	—
Dividends paid	(1,780,317)	(2,086,370)	(1,822,218)
Cash paid in lieu of fractional shares for 5% stock dividend	—	(8,659)	(6,968)
Net cash provided by (used in) financing activities	(83,647,124)	46,205,756	62,321,487
Increase (Decrease) in Cash and Cash Equivalents	25,676,334	6,910,326	(150,985)
Cash and Cash Equivalents, Beginning of Year	25,342,043	18,431,717	18,582,702
Cash and Cash Equivalents, End of Year	$ 51,018,377	$ 25,342,043	$ 18,431,717
Supplemental Cash Flows Information			
Interest paid	$ 25,472,126	$ 31,760,174	$ 27,535,694
Income taxes paid (net of refunds)	—	5,250,000	1,961,537

See Notes to Consolidated Financial Statements

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Rurban Financial Corp. ("Company") is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiaries, The State Bank and Trust Company ("State Bank"), RFC Banking Company ("RFCBC") collectively (Banks), Rurbanc Data Services, Inc. ("RDSI"), Rurban Life Insurance Company ("Rurban Life") and Rurban Statutory Trust 1 ("RST"). State Bank owns all of the outstanding stock of Reliance Financial Services, N.A. ("RFS") and Rurban Mortgage Company ("RMC"). The Banks are primarily engaged in providing a full range of banking and financial services to individual and corporate customers in northern Ohio. The Banks are subject to competition from other financial institutions. The Banks are subject to the regulation of certain federal and state agencies and undergo periodic examinations by those regulatory authorities. RDSI provides data processing services to financial institutions located in Ohio, Michigan and Indiana. Rurban Life provides credit life and disability insurance to customers. RFS offers a diversified array of trust and financial services to customers nationwide. RST is a trust which was organized in 2000 to manage the Company's trust preferred securities.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Banks, RDSI, Rurban Life, RST, RFS and RMC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses (and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans). In connection with the determination of the allowance for loan losses (and the valuation of foreclosed assets held for sale), management obtains independent appraisals for significant properties.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents except for short-term U.S. Treasury securities which are classified as available-for-sale securities.

Securities

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.

Held-to-maturity securities, which include any security for which the Company has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Mortgage Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on non-accrual status not later than 91 days past due and interest is considered a loss, unless the loan is well-secured and in the process of collection.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is probable. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as new information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration each of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial, agricultural, and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment measurements.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method for buildings and the declining balance method for equipment over the estimated useful lives of the assets.

Federal Reserve and Federal Home Loan Bank Stock

Federal Reserve and Federal Home Loan Bank stock are required investments for institutions that are members of the Federal Reserve and Federal Home Loan Bank systems. The required investment in the common stock is based on a predetermined formula.

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations related to foreclosed assets and changes in the valuation allowance are included in net income or expense from foreclosed assets.

Goodwill

Goodwill is tested for impairment annually. If the implied fair value of goodwill is lower than its carrying amount, goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value, if any, are not recognized in the financial statements.

Intangible Assets

Intangible assets are being amortized on an accelerated basis over periods ranging from one to seven years. Such assets are periodically evaluated as to the recoverability of their carrying value.

Mortgage Servicing Rights

Mortgage servicing rights on originated loans that have been sold are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. Impairment of mortgage-servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristic currently used for stratification is type of loan. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

Treasury Stock

Treasury stock is stated at cost. Cost is determined by the first-in, first-out method.

Stock Options

At December 31, 2002, the Company has a stock-based employee compensation plan, which is described more fully in Note 19. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

	2002	2001	2000
Net income (loss), as reported	$ (13,407,884)	$ 2,252,958	$ 6,086,178
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	(78,974)	(148,908)	(142,744)
Pro forma net income	$ (13,486,858)	$ 2,104,050	$ 5,943,434
Earnings per share:			
Basic – as reported	$ (2.95)	$ 0.50	$ 1.35
Basic – pro forma	$ (2.97)	$ 0.46	$ 1.32
Diluted – as reported	$ (2.95)	$ 0.50	$ 1.35
Diluted – pro forma	$ (2.97)	$ 0.46	$ 1.32

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with its subsidiaries.

Earnings and Dividends Per Share

Earnings per share have been computed based upon the weighted-average common shares outstanding during each year. Unearned ESOP shares which have not vested have been excluded from the computation of average shares outstanding.

Earnings and dividends per share are restated for all stock dividends.

Reclassifications

Certain reclassifications have been made to the 2001 and 2000 financial statements to conform to the 2002 financial statement presentation. These reclassifications had no effect on net income.

Note 2: Restriction on Cash and Due From Banks

The Banks are required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2002, was $5,283,000.

Note 3: Securities

The amortized cost and approximate fair values of securities were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Available-for-Sale Securities:				
December 31, 2002:				
U.S. Treasury and government agencies	$ 54,770,502	$ 46,271	$ (15,731)	$ 54,801,042
Mortgage-backed securities	54,875,436	796,267	(28,713)	55,642,990
State and political subdivision	4,308,675	209,346	—	4,518,021
Equity securities	96,709	—	—	96,709
Other securities	50,000	—	—	50,000
	$114,101,322	$ 1,051,884	$ (44,444)	$115,108,762
December 31, 2001:				
U.S. Treasury and government agencies	$ 16,663,883	$ 231,951	$ (14,716)	$ 16,881,118
Mortgage-backed securities	61,935,534	1,075,697	(30,185)	62,981,046
State and political subdivisions	4,859,755	46,343	(108,236)	4,797,862
Mutual funds	10,050,505	—	(50,505)	10,000,000
Corporate securities	6,236,118	—	(56,635)	6,179,483
Other securities	300,127	—	—	300,127
	$100,045,922	$ 1,353,991	$ (260,277)	$101,139,636

The amortized cost and fair value of securities available for sale at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale	
	Amortized Cost	Fair Value
Within one year	$ 48,873,840	$ 48,890,532
One to five years	6,952,792	7,004,237
Five to ten years	3,119,899	3,279,971
After ten years	279,355	291,032
	59,225,886	59,465,772
Mortgage-backed securities	54,875,436	55,642,990
Totals	$ 114,101,322	$ 115,108,762

The carrying value of securities pledged as collateral, to secure public deposits and for other purposes, was $91,330,997 at December 31, 2002, and $76,471,000 at December 31, 2001.

Gross gains of $1,117,251, $666,458 and $6,080 and gross losses of $1,950,766, $176,817 and $86,620 resulting from sales of available-for-sale securities were realized for 2002, 2001 and 2000, respectively.

Note 4: Loans and Allowance for Loan Losses

Categories of loans at December 31, include:

	2002	2001
Commercial	$ 123,053,492	$ 185,654,185
Commercial real estate	129,718,943	135,882,972
Agricultural	68,953,865	67,136,182
Residential real estate	84,431,599	106,689,148
Consumer	60,138,463	76,512,215
Leasing loans	21,509,394	28,752,169
Total loans	487,805,756	600,626,871
Less		
Net deferred loan fees, premiums and discounts	(331,130)	(335,941)
Allowance for loan losses	(17,693,841)	(9,238,936)
Net loans	$ 469,780,785	$ 591,051,994

Activity in the allowance for loan losses was as follows:

	2002	2001	2000
Balance, beginning of year	$ 9,238,936	$ 7,214,970	$ 6,193,712
Amounts assumed in acquisition	1,427,000	—	—
Provision charged to expense	27,530,583	8,733,000	2,100,000
Recoveries	1,270,773	463,923	490,752
Losses charged off	(21,773,451)	(7,172,957)	(1,569,494)
Balance, end of year	$ 17,693,841	9,238,936	$ 7,214,970

Individual loans determined to be impaired were as follows:

	2002	2001	2000
Year-end impaired loans with no allowance for loan losses allocated	$ 1,186,000	$ 1,937,000	$ 4,189,000
Year-end loans with allowance for loan losses allocated	13,736,000	9,134,000	3,923,000
Total impaired loans	$ 14,922,000	$ 11,071,000	$ 8,112,000
Amount of allowance allocated	$ 5,067,000	$ 3,647,000	$ 2,410,000
Average of impaired loans during the year	$ 17,340,000	$ 7,999,000	$ 6,020,000
Interest income recognized during impairment	$ 718,626	$ 421,000	$ 416,000
Cash-basis interest income recognized	$ 693,390	$ 412,000	$ 89,000

At December 31, 2002 and 2001, accruing loans delinquent 90 days or more totaled $476,000 and $2,131,000, respectively. Non-accruing loans at December 31, 2002 and 2001 were $18,259,000 and $12,557,000, respectively.

Note 5: Assets and Liabilities Held for Sale

On December 30, 2002, an agreement was signed to sell the branches of RFCBC which comprise the Citizens Savings Bank division to the Union Banking Company. As of December 31, 2002, these branches had total loans of $63,536,309, total fixed assets (net of accumulated depreciation) of $909,205 and total deposits of $68,175,660. This transaction is scheduled to close late March 2003. The Company does not maintain a separate statement of operations for each division.

Note 6: Premises and Equipment

Major classifications of premises and equipment including those held for sale, stated at cost, were as follows:

	2002	2001
Land	$ 1,021,212	$ 1,056;691
Buildings and improvements	8,252,239	7,845,265
Equipment	14,955,945	10,711,339
	24,229,396	19,613,295
Less accumulated depreciation	(9,533,783)	(8,122,239)
Net premises and equipment	$ 14,695,613	$ 11,491,056

Note 7: Goodwill

During 2002, the Company changed its method of accounting and financial reporting for goodwill and other intangible assets by adopting the provisions of Statement of Financial Accounting Standards No. 142. There was no material impact of the adoption on the financial statements.

The changes in the carrying amount of goodwill for the years ended December 31, 2002 and 2001, were:

	2002	2001	2000
Balance as of January 1	$ 179,339	$ 276,731	$ 374,123
Goodwill acquired during the year	2,144,304	—	—
Impairment losses	—	—	—
Amortization	—	(97,392)	(97,392)
Balance as of December 31	$ 2,323,643	$ 179,339	$ 276,731

All goodwill is allocated to the banking segment of the business.

Note 8: Other Intangible Assets

The carrying basis and accumulated amortization of recognized intangible assets at December 31, 2002 and 2001, were:

	2002		2001	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Core deposits	$ 708,435	$ (119,042)	$ 23,269	$ (23,269)
Other	200,627	(19,243)	—	—
	$ 909,062	$ (138,285)	$ 23,269	$ (23,269)

Amortization expense for the years ended December 31, 2002 and 2001, was $138,285 and $23,269, respectively. Estimated amortization expense for each of the following five years is:

2003	$ 148,472
2004	144,429
2005	142,678
2006	141,165
2007	139,991

Note 9: Loan Servicing

Mortgage loans sold to and serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others were $32,057,079 and $40,767,177 at December 31, 2002 and 2001, respectively.

Note 10: Interest-Bearing Deposits

Interest-bearing deposits in denominations of $100,000 or more were $172,055,000 on December 31, 2002, and $164,043,000 on December 31, 2001. Certificates of deposit obtained from brokers totaled approximately $93,045,000 and $70,426,000 at December 31, 2002 and 2001, respectively.

At December 31, 2002, the scheduled maturities of time deposits were as follows:

2003	$ 247,652,215
2004	114,812,993
2005	21,574,935
2006	10,620,204
2007	7,430,444
Thereafter	1,916,724
	$ 404,007,515

In August 2002, RFCBC received approval from FDIC to issue up to $10.5 million in broker certificates of deposit to replace maturing brokered deposits. That waiver expired October 31, 2002. At December 31, 2002, RFCBC had approximately $40 million in certificates of deposit which have been accepted from brokers. Approximately $22.6 million of those certificates of deposit mature within the next year.

Note 11: Note Payable

The Company has a note payable to The Northern Trust Company, secured by stock in the Company's subsidiaries, payable in equal monthly principal installments of $166,667 together with interest at a variable rate. Final payment is due March 31, 2003.

The stock of the Banks and RDSI is pledged as security for the note. The Company is negotiating with the lender to extend the maturity of the note to June 30, 2003 and plans to refinance the note with another lender as part of the financing of a loan subsidiary to be created upon the sale of RFCBC's deposits, branches, and performing loans.

Note 12: Federal Home Loan Bank Advances

The Federal Home Loan Bank advances were secured by mortgage loans and investment securities totaling $62,572,861 at December 31, 2002. Advances, at interest rates from 4.52 to 7.02 percent are subject to restrictions or penalties in the event of prepayment.

Aggregate annual maturities of Federal Home Loan Bank advances at December 31, 2002, are:

	Debt
2003	$ 12,350,000
2004	5,000,000
2005	—
2006	—
2007	—
Thereafter	30,500,000
	$ 47,850,000

Note 13: Trust Preferred Securities

On September 7, 2000, Rurban Statutory Trust 1 ("RST"), a wholly owned subsidiary of the Company, closed a pooled private offering of 10,000 Capital Securities with a liquidation amount of $1,000 per security. The proceeds of the offering were loaned to the Company in exchange for junior subordinated debentures with terms similar to the Capital Securities. The sole assets of RST are the junior subordinated debentures of the Company and payments thereunder. The junior subordinated debentures and the back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of RST under the Capital Securities. Distributions on the Capital Securities are payable semi-annually at the annual rate of 10.6% and are included in interest expense in the consolidated financial statements. These securities are considered Tier 1 capital (with certain limitations applicable) under current regulatory guidelines. As of December 31, 2002 and 2001, the outstanding principal balance of the Capital Securities was $10,000,000.

The junior subordinated debentures are subject to mandatory redemption, in whole or in part, upon repayment of the Capital Securities at maturity or their earlier redemption at the liquidation amount. Subject to the Company having received prior approval of the Federal Reserve, if then required, the Capital Securities are redeemable prior to the maturity date of September 7, 2030, at the option of the Company; on or after September 7, 2020 at par; or on or after September 7, 2010 at a premium, or upon occurrence of specific events defined within the trust indenture. The Company has the option to defer distributions on the Capital Securities from time to time for a period not to exceed 10 consecutive semi-annual periods.

On February 12, 2003, the Trustee was notified that the Company elected to defer the semi-annual distributions which would have been due on March 7, 2003, until September 7, 2003.

Note 14: Income Taxes

The provision (credit) for income taxes includes these components:

	2002	2001	2000
Taxes currently payable	$ (5,709,999)	$ 2,977,440	$ 4,200,359
Deferred income taxes	(1,334,489)	(2,078,874)	(1,479,825)
Income tax expense (credit)	$ (7,044,488)	$ 898,566	$ 2,720,534

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

	2002	2001	2000
Computed at the statutory rate (34%)	$ (6,953,806)	$ 1,071,518	$ 2,994,282
Increase (decrease) resulting from			
Tax exempt interest	(115,581)	(162,859)	(268,587)
Nondeductible expenses	24,899	(10,093)	(5,161)
Actual tax expense (credit)	$ (7,044,488)	$ 898,566	$ 2,720,534

The tax effects of temporary differences related to deferred taxes shown on the balance sheets are:

	2002	2001
Deferred tax assets		
Allowance for loan losses	$ 5,692,566	$ 3,752,000
Mark to market adjustment	342,530	371,863
Accrued compensation and benefits	284,979	395,970
Net deferred loan fees	112,584	102,277
ESOP contributions	—	70,071
Other	52,709	21,281
	6,485,368	4,713,462
Deferred tax liabilities		
Depreciation	(831,950)	(368,411)
Mortgage servicing rights	(70,649)	(131,215)
Purchase accounting adjustments	(43,742)	(49,210)
Other	(47,974)	(8,062)
Unrealized gains on available-for-sale securities	(342,530)	(371,863)
	(1,336,845)	(928,761)
Net deferred tax asset	$ 5,148,523	$ 3,784,701

Note 15: Other Comprehensive Income (Loss)

Other comprehensive income (loss) components and related taxes are as follows:

	2002	2001	2000
Unrealized gains (losses) on securities available for sale	$ (919,788)	$ 1,085,643	$ 2,740,727
Reclassification for realized amount included in income	833,515	(489,641)	80,540
Other comprehensive income (loss), before tax effect	(86,273)	596,002	2,821,267
Tax expense (benefit)	(29,333)	202,641	959,230
Other comprehensive income (loss)	$ (56,940)	$ 393,361	$ 1,862,037

Note 16: Regulatory Matters

The Company and the subsidiary banks are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the subsidiary banks must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the subsidiary banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, that the Company and the subsidiary banks meet all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification to the regulators categorized the Company as adequately capitalized, State Bank as well capitalized, and RFCBC as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized, the Company must maintain capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Company's category.

The Company and significant subsidiary banks' actual capital amounts (in millions) and ratios are also presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002						
Total Capital (to Risk-Weighted Assets)						
Consolidated	$ 49.4	9.2%	$ 43.0	8.0%	$ —	N/A
State Bank	36.2	10.2	28.5	8.0	35.6	10.0
RFCBC	14.8	8.1	14.6	8.0	18.2	10.0
Tier I Capital (to Risk-Weighted Assets)						
Consolidated	42.6	7.9	21.5	4.0	—	N/A
State Bank	31.7	8.9	14.3	4.0	21.4	6.0
RFCBC	12.4	6.8	7.3	4.0	10.9	6.0
Tier I Capital (to Average Assets)						
Consolidated	42.6	5.4	31.7	4.0		N/A
State Bank	31.7	6.7	19.1	4.0	23.8	5.0
RFCBC	12.4	4.2	11.7	4.0	14.6	5.0
As of December 31, 2001						
Total Capital (to Risk-Weighted Assets)						
Consolidated	$ 67.4	10.9%	$ 49.5	8.0%	—	N/A
State Bank	35.3	9.7	29.2	8.0	36.5	10.0
RFCBC	25.7	10.2	20.0	8.0	25.1	10.0
Tier I Capital (to Risk-Weighted Assets)						
Consolidated	59.6	9.6	24.7	4.0	—	N/A
State Bank	30.1	8.3	14.5	4.0	21.9	6.0
RFCBC	22.6	9.0	10.0	4.0	15.1	6.0
Tier I Capital (to Average Assets)						
Consolidated	59.6	8.1	29.5	4.0%	—	N/A
State Bank	30.1	7.0	17.2	4.0	21.5	5.0
RFCBC	22.6	7.5	12.0	4.0	15.0	5.0

On July 9, 2002, the Company and State Bank announced they entered into a Written Agreement (Agreement) with the Federal Reserve Bank of Cleveland and the Ohio Division of Financial Institutions on July 5, 2002. The Agreement was the result of an examination of State Bank as of December 31, 2001, which was conducted in March and April 2002.

The results of the November 4, 2002 regulatory examination indicated that as of that date, Rurban and State Bank were not in full compliance with certain provisions of the Written Agreement. Management expects to be in substantial compliance with each of the provisions of the Written Agreement by mid-2003.

The Company and RFCBC have been advised by RFCBC's regulators, the FDIC and the Ohio Division of Financial Institutions, that the preliminary results of the November 4, 2002 examination of RFCBC indicated that the Bank may be presented with a formal agreement based on concerns raised.

State Bank and RFCBC are prohibited from paying dividends to Rurban without prior regulatory approval. Rurban is prohibited from paying Trust Preferred "dividends" and common stock dividends without prior regulatory approval.

Note 17: Related Party Transactions

Certain directors, executive officers and principal shareholders of the Company, including associates of such persons, are loan customers. A summary of the related party loan activity, for loans aggregating $60,000 or more to any one related party, follows for the years ended December 31, 2002 and 2001:

	2002	2001
Balance, January 1	$ 7,614,000	$ 4,678,000
New loans	1,777,000	875,000
Repayments	(1,595,000)	(1,494,000)
Previously existing loans to new directors	—	3,668,000
Other changes	(261,000)	(113,000)
Balance, December 31	$ 7,535,000	$ 7,614,000

In management's opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

Deposits from related parties held by the Bank(s) at December 31, 2002 and 2001 totaled $3,213,000 and $3,094,000, respectively.

Note 18: Employee Benefits

The Company has retirement savings 401(k) plans covering substantially all employees. Employees may contribute up to 6% of their compensation with the Company matching 50% of the employee's contribution. Employee contributions are vested immediately and the Company's matching contributions are fully vested after three years. Employer contributions charged to expense for 2002, 2001 and 2000 were $285,000, $297,000, and $278,000 respectively.

Also, the Company has deferred compensation agreements with certain active and retired officers. The agreements provide monthly payments for up to 15 years that equal 15% of average compensation prior to retirement or death. The charge to expense for the current agreements was $164,000, $192,000, and $236,000 for 2002, 2001 and 2000 respectively. In 2002, previously accrued benefits under the agreements in the amount of $489,000 were reversed and credited to expense as a result of termination of certain officers. Such charges reflect the straight-line accrual over the period until full eligibility of the present value of benefits due each participant on the full eligibility date, using a 6% discount factor.

Life insurance plans are provided for certain executive officers on a split-dollar basis. The Company is the owner of the split-dollar policies. The officers are entitled to a sum equal to two times either the employee's annual salary at death, if actively employed, or final annual salary, if retired, less $50,000, not to exceed the employee's portion of the death benefit. The Company is entitled to the portion of the death proceeds which equates to the cash surrender value less any loans on the policy and unpaid interest or cash withdrawals previously incurred by the Company. The employees have the right to designate a beneficiary(s) to receive their share of the proceeds payable upon death. The cash surrender value of these life insurance policies and life insurance policies related to the Company's supplemental retirement plan totaled approximately $2,731,911 less policy loans of $1,014,523 at December 31, 2002 and $2,610,000 at December 31, 2001, and is included in other assets in the consolidated balance sheets.

The Company has a noncontributory employee stock ownership plan ("ESOP") covering substantially all employees of the Company and its subsidiaries. Voluntary contributions are made by the Company to the plan. Each eligible employee is vested based upon years of service, including prior years of service. The Company's contributions to the account of each employee become fully vested after three years of service.

During 1986, the ESOP acquired 103,368 shares of the Company common stock at a weighted-average cost of $14.57 per share with funds provided by a loan from the Company. Accordingly, the $1,505,527 of common stock acquired by the ESOP was shown as a reduction of stockholders' equity. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares are used to repay the loan or distributed to participants and are treated as compensation expense. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Company, are made to the ESOP.

ESOP expense for the years ended December 31, 2002, 2001 and 2001 was $503,000, $886,000 and $967,000.

	2002	2001
Allocated shares	716,289	735,258
Unearned shares	24,811	26,514
Total ESOP shares	741,100	761,772
Fair value of unearned shares at December 31	$ 230,246	$ 362,738

Note 19: Stock Option Plan

The Company has a fixed option plan under which the Company may grant options that vest over five years to selected employees for up to 522,921 shares of common stock. The exercise price of each option is intended to equal the fair value of the Company's stock on the date of grant. An option's maximum term is ten years.

A summary of the status of the plan at December 31, 2002, 2001 and 2000, and changes during the years then ended is presented below:

	2002		2001		2000	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	326,732	$ 12.96	332,797	$ 13.00	241,107	$ 13.77
Granted	3,500	10.51	8,313	13.62	95,703	11.08
Exercised	(1,208)	11.07	(3,580)	13.11		
Forfeited	(87,735)	12.85	(10,798)	14.12	(4,013)	13.85
Outstanding, end of year	241,289	13.02	326,732	12.96	332,797	13.00
Options exercisable, end of year	186,113	13.29	184,581	13.31	122,210	13.45

The fair value of options granted is estimated on the date of the grant using an option-pricing model with the following weighted-average assumptions:

	2002	2001	2000
Dividend yields	3.41%	3.77%	3.54%
Volatility factors of expected market price of common stock	15.00%	10.84%	17.35%
Risk-free interest rates	1.50%	4.78%	5.68%
Expected life of options	10 years	8 years	10 years
Weighted-average fair value of options granted during the year	$ 0.92	$ 1.69	$ 2.37

The following table summarizes information about stock options under the plan outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$9.90 to $11.07	65,423	8.09 years	$ 11.02	24,969	$ 11.07
$12.87 to $14.00	136,253	5.23 years	$ 12.90	129,903	$ 12.88
$15.20 to $16.78	39,613	6.06 years	$ 16.75	31,241	$ 16.77

Note 20: Earnings Per Share

Earnings per share (EPS) are computed as follows:

	Year Ended December 31, 2002		
	Income	Weighted-Average Shares	Per Share Amount
Basic earnings per share			
Net loss available to common stockholders	$ (13,407,884)	4,539,720	$ (2.95)
Effect of dilutive securities			
Stock options	—	—	
Diluted earnings per share			
Income available to common stockholders and assumed conversions	$ (13,407,884)	4,539,720	$ (2.95)

Options to purchase 241,289 shares of common stock at $9.90 to $16.78 per share were outstanding at December 31, 2002, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

	Year Ended December 31, 2001		
	Income	Weighted-Average Shares	Per Share Amount
Basic earnings per share			
Net income available to common stockholders	$ 2,252,958	4,525,714	$ .50
Effect of dilutive securities			
Stock options	—	18,737	
Diluted earnings per share			
Income available to common stockholders and assumed conversions	$ 2,252,958	4,544,451	$ .50

Options to purchase 143,685 shares of common stock were outstanding at December 31, 2001, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

	Year Ended December 31, 2000 Income	Weighted-Average Shares	Per Share Amount
Basic earnings per share			
Net income available to common stockholders	$ 6,086,178	4,510,504	$ 1.35
Effect of dilutive securities			
Stock options	—	208	
Diluted earnings per share			
Income available to common stockholders and assumed conversions	$ 6,086,178	4,510,712	$ 1.35

Options to purchase 237,148 shares of common stock were outstanding at December 31, 2000, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

Note 21: Business Acquisitions

On February 2, 2002, the Company acquired certain assets and assumed certain liabilities of the Oakwood Deposit Bank Company of Oakwood, Ohio ("Oakwood") from the FDIC following the Ohio Superintendent of Financial Institutions placing Oakwood in receivership and appointing the FDIC as receiver for a net premium of approximately $2.0 million. As a result of the acquisition, the Company will have an opportunity to increase its deposit base and reduce transaction costs. The Company also expects to reduce costs through economies of scale.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Securities available for sale	$ 18,271,342
Loans	29,625,297
Core deposit and other intangibles	909,062
Goodwill	2,144,304
Accrued interest receivable	701,257
Other assets	247,290
Total assets acquired	51,898,552
Deposits	91,780,643
Accrued interest payable	187,237
Total liabilities acquired	91,967,880
Net liabilities assumed	$ (40,069,328)

The difference between the book value of assets acquired and liabilities assumed from the FDIC was paid to the Company in cash, which was used to fund withdrawals of insured deposits from non-local depositors.

The only significant intangible assets acquired were the core deposit base and customer relationships, which has a useful life of approximately seven years and will be amortized using the accelerated method. The $2,144,304 of goodwill was assigned entirely to the banking segment of the business and is expected to be deductible for tax purposes.

The proforma disclosures to depict the results of operations as though the merger had taken place at the beginning of each period are not presented as records are not available from the FDIC for prior periods.

Note 22: Disclosures about Fair Value of Financial Instruments

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	December 31, 2002		December 31, 2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$51,018,337	$51,018,000	$25,342,043	$25,342,043
Interest-bearing deposits	260,000	260,000	260,000	260,000
Available-for-sale securities	115,108,762	115,109,000	101,139,636	101,139,636
Loans including loans held for sale, net	533,317,094	540,143,000	591,491,985	595,917,000
Stock in FRB and FHLB	3,665,900	3,666,000	3,235,915	3,235,915
Cash surrender value of life insurance	1,017,573	1,018,000	2,610,000	2,610,000
Interest receivable	3,966,721	3,967,000	4,939,741	4,939,741
Financial liabilities				
Deposits including deposits held for sale	636,035,341	641,643,000	610,859,809	615,804,000
Federal funds purchased			14,850,000	14,850,000
FHLB advances	47,850,000	52,474,000	54,275,069	57,165,000
Trust preferred securities	10,000,000	11,444,000	10,000,000	9,798,405
Note payable	6,000,000	6,000,000	—	—
Interest payable	2,971,448	2,971,448	3,630,623	3,630,623

For purposes of the above disclosures of estimated fair value, the following assumptions were used as of December 31, 2002 and 2001. The estimated fair value for cash and cash equivalents, interest-bearing deposits, FRB and FHLB stock, cash surrender value of life insurance, accrued interest receivable, demand deposits, savings accounts, NOW accounts, certain money market deposits, short-term borrowings, interest payable and advances by borrowers for taxes and insurance is considered to approximate cost. The estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans receivable, including loans held for sale, net, is based on estimates of the rate the Bank would charge for similar loans at December 31, 2002 and 2001 applied for the time period until the loans are assumed to reprice or be paid. The estimated fair value for fixed-maturity time deposits as well as borrowings is based on estimates of the rate the Bank would pay on such liabilities at December 31, 2002 and 2001, applied for the time period until maturity. The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The estimated fair value for other financial instruments and off-balance sheet loan commitments approximate cost at December 31, 2002 and 2001 and are not considered significant to this presentation.

Note 23: Commitments and Credit Risk

The Bank grants commercial, agribusiness, consumer and residential loans to customers throughout the state. Although the Bank has a diversified loan portfolio, agricultural loans comprised approximately 11% of the portfolio as of December 31, 2002 and 2001, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

	2002	2001
Loan commitments and unused lines of credit	$ 97,937,000	$ 152,106,000
Standby letters of credit	1,349,000	1,795,000
Commercial letters of credit	11,000	11,000
	$ 99,297,000	$ 153,912,000

At December 31, 2002, the Banks had committed to purchase $13,800,000 of Agency mortgage backed securities.

There are various contingent liabilities that are not reflected in the consolidated financial statements, including claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on the Company's consolidated financial condition or results of operations.

Salary continuation agreements with certain executive officers contain provisions regarding certain events leading to separation from the Company, before the executive officer's normal retirement date, which could result in cash payments in excess of amounts accrued.

Note 24: Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets

	2002	2001
Assets		
Cash and cash equivalents	$ 155,892	$ 5,214,886
Investment in common stock of subsidiaries	52,475,247	57,959,883
Loans to banking subsidiaries	—	600,000
Other assets	1,123,426	1,736,930
Total assets	$ 53,754,565	$ 65,511,699
Liabilities		
Cash dividend payable	$ —	$ 593,387
Trust preferred securities	10,000,000	10,000,000
Notes payable	6,000,000	—
Borrowings from nonbanking subsidiaries	310,000	310,000
Other liabilities	1,062,233	3,778,980
Total liabilities	17,372,233	14,682,367
Stockholders' Equity	36,382,332	50,829,332
Total liabilities and stockholders' equity	$ 53,754,565	$ 65,511,699

Condensed Statements of Income

	2002	2001	2000
Income			
Interest income	$ 114,566	$ 187,179	$ 89,644
Dividends from subsidiaries			
Banking subsidiaries	—	3,090,000	11,680,000
Nonbanking subsidiaries	1,825,000	300,000	240,000
Total	1,825,000	3,390,000	11,920,000
Other income	5,356,332	3,775,452	2,726,073
Total income	7,295,898	7,352,631	14,735,717
Expenses			
Interest expense	1,292,416	1,150,382	710,711
Other expenses	7,381,220	5,753,396	5,181,941
Total expenses	8,673,636	6,903,778	5,892,652
Income (Loss) Before Income Tax and Equity in Undistributed Income of Subsidiaries	(1,377,738)	448,853	8,843,065
Income Tax Expense (Benefit)	(1,088,931)	999,990	1,214,076
Income (Loss) Before Equity in Undistributed Income of Subsidiaries	(288,807)	1,448,843	10,057,141
Equity in Undistributed (Excess Distributed) Income of Subsidiaries			
Banking subsidiaries	(12,827,147)	(227)	(4,335,143)
Nonbanking subsidiaries	(291,930)	804,342	364,180
Total	(13,119,077)	804,115	(3,970,963)
Net Income (Loss)	$ (13,407,884)	$ 2,252,958	$ 6,086,178

Condensed Statements of Cash Flows

	2002	2001	2000
Operating Activities			
Net income	$ (13,407,884)	$ 2,252,958	$ 6,086,178
Items not requiring (providing) cash			
Equity in (undistributed) excess distributed net income of subsidiaries	13,119,077	(804,115)	3,970,963
Other assets	613,504	299,526	2,391,288
Other liabilities	(3,310,134)	1,292,688	1,803,356
Net cash provided by (used in) by operating activities	(2,985,437)	3,041,057	14,251,785
Investing Activities			
Investment in banking subsidiaries	(7,500,000)	(8,150,000)	(2,350,000)
Investment in nonbanking subsidiaries	—	—	(310,000)
Proceeds from note payable	6,000,000	—	—
Proceeds from loans to banking subsidiaries	—	(600,000)	(7,600,000)
Repayment of loans to banking subsidiaries	600,000	7,600,000	—
Net cash provided by (used in) investing activities	(900,000)	(1,150,000)	(10,260,000)
Financing Activities			
Net proceeds from issuance of trust preferred securities	—	—	9,697,385
Proceeds from borrowings from nonbanking subsidiaries	—	—	310,000
Net proceeds from (repayment of) advances on line of credit	—	—	(7,000,000)
Cash dividends paid	(1,186,930)	(2,086,370)	(1,822,218)
Proceeds from exercise of stock options	13,373	45,982	—
Cash paid for purchase of treasury stock	—	(45,400)	—
Cash paid in lieu of fractional shares for 5% stock dividend	—	(8,659)	(6,968)
Net cash provided by (used in) financing activities	(1,173,557)	(2,094,447)	1,178,199
Net Change in Cash and Cash Equivalents	(5,058,994)	(203,390)	5,169,984
Cash and Cash Equivalents at Beginning of Year	5,214,886	5,418,276	248,292
Cash and Cash Equivalents at End of Year	$ 155,892	$ 5,214,886	$ 5,418,276

Note 25: Segment Information

The reportable segments are determined by the products and services offered, primarily distinguished between banking and data processing operations. Loans, investments, deposits and financial services provide the revenues in the banking segment and include the accounts of State Bank and RFCBC. Service fees provide the revenues in the data processing operation and include the accounts of RDSI. Other segments include the accounts of the holding company, Rurban Financial Corp., which provides management services to its subsidiaries and RFS, which provides trust and financial services to customers nationwide and Rurban Life, which provides insurance products to customers of the Company's subsidiary banks.

The accounting policies used are the same as those described in the summary of significant accounting policies. Segment performance is evaluated using net interest income, other revenue, operating expense and net income. Goodwill is allocated. Income taxes and indirect expenses are allocated on revenue. Transactions among segments are made at fair value. The holding company allocates certain expenses to other segments. Information reported internally for performance assessment follows.

2002	Banking	Data Processing	Other	Total Segments	Intersegment Elimination	Consolidated Totals
Income Statement Information:						
Net interest income (expense)	$ 25,068,431	$ (150,430)	$(1,107,084)	$ 23,810,917	$ —	$ 23,810,917
Other revenue-external customers	3,362,235	7,815,589	2,601,444	13,779,268	—	13,779,268
Other revenue-other segments	—	1,790,381	5,439,203	7,229,584	(7,229,584)	—
Net interest income and other revenue	28,430,666	9,455,540	6,933,563	44,819,769	(7,229,584)	37,590,185
Noninterest expense	20,617,085	7,163,698	9,960,774	37,741,557	(7,229,584)	30,511,973
Significant noncash items:						
Depreciation and amortization	983,411	1,211,934	194,504	2,389,849	—	2,389,849
Provision for loan losses	27,530,583	—	—	27,530,583	—	27,530,583
Income tax expense	(6,794,462)	779,226	(1,029,252)	(7,044,488)	—	(7,044,488)
Segment profit (loss)	(12,922,539)	1,512,615	(1,997,960)	(13,407,884)	—	(13,407,884)
Balance sheet information:						
Total assests	732,635,201	9,143,898	2,810,052	744,589,151	(2,272,473)	742,316,679
Goodwill and intangibles	3,094,419	—	—	3,094,419	—	3,094,419
Premises and equipment expenditures, net	2,755,567	3,964,064	240,849	6,960,480	—	6,960,480

2001	Banking	Data Processing	Other	Total Segments	Intersegment Elimination	Consolidated Totals
Income Statement Information:						
Net interest income (expense)	$ 25,674,656	$ (126,933)	$ 193,482	$ 25,741,205	$ —	$ 25,741,205
Other revenue-external customers	5,088,701	6,125,970	2,946,942	14,161,613	—	14,161,613
Other revenue-other segments	—	1,564,758	3,851,576	5,416,334	(5,416,334)	—
Net interest income and other revenue	30,763,357	7,563,795	6,992,000	45,319,152	(5,416,334)	39,902,818
Noninterest expense	17,644,172	6,001,048	9,789,408	33,434,628	(5,416,334)	28,018,294
Significant noncash items:						
Depreciation and amortization	884,466	988,703	198,837	2,072,006	—	2,072,006
Provision for loan losses	8,733,000	—	—	8,733,000	—	8,733,000
Income tax expense	1,318,714	531,334	(951,482)	898,566	—	898,566
Segment profit (loss)	3,067,471	1,031,413	(1,845,926)	2,252,958	—	2,252,958
Balance sheet information:						
Total assets	739,852,844	5,683,449	9,753,342	755,289,635	(9,080,542)	746,209,093
Goodwill and intangibles	179,339	—	—	179,339	—	179,339
Premises and equipment expenditures, net	594,743	2,142,649	118,741	2,856,133	—	2,856,133

2000	Banking	Data Processing	Other	Total Segments	Intersegment Elimination	Consolidated Totals
Income Statement Information:						
Net interest income (expense)	$ 26,156,349	$ (47,415)	$ 278,934	$ 26,387,868	$ —	$ 26,387,868
Other revenue-external customers	3,061,748	5,123,805	3,087,308	11,272,861	—	11,272,861
Other revenue-other segments	—	1,389,863	2,929,625	4,319,488	(4,319,488)	—
Net interest income and other revenue	29,218,097	6,466,253	6,295,867	41,980,217	(4,319,488)	37,660,729
Noninterest expense	16,372,598	5,681,075	9,019,832	31,073,505	(4,319,488)	26,754,017
Significant noncash items:						
Depreciation and amortization	959,416	938,102	205,611	2,103,129	—	2,103,129
Provision for loan losses	2,100,000	—	—	2,100,000	—	2,100,000
Income tax expense	3,549,622	266,961	(1,096,049)	2,720,534	—	2,720,534
Segment profit (loss)	7,195,877	518,217	(1,627,916)	6,086,178	—	6,086,178
Balance sheet information:						
Total assets	691,764,552	4,763,318	27,714,578	724,242,448	(23,424,746)	700,817,702
Goodwill and intangibles	300,000	—	—	300,000	—	300,000
Premises and equipment expenditures, net	555,021	916,141	184,389	1,655,551	—	1,655,551

Note 26: Quarterly Financial Information (Unaudited)

The following tables summarize selected quarterly results of operations for 2002 and 2001.

December 31, 2002	March	June	September	December
Interest income	$ 12,752,703	$ 12,644,230	$ 12,263,786	$ 10,929,925
Interest expense	6,557,632	6,325,257	6,223,362	5,706,730
Net interest income	6,195,071	6,318,973	6,040,424	5,223,195
Provision for loan losses	2,132,000	11,852,000	2,007,000	11,539,583
Noninterest income	3,398,386	1,714,935	3,857,992	4,807,955
Noninterest expense	7,190,342	7,765,869	7,674,804	7,847,705
Income tax expense	64,566	(3,956,676)	51,151	(3,206,529)
Net income	206,549	(7,630,285)	165,461	(6,149,609)
Earnings per share				
Basic	0.05	(1.68)	0.04	(1.35)
Diluted	0.05	(1.68)	0.04	(1.35)
Dividends per share	0.130	0.130	—	—

December 31, 2001	March	June	September	December
Interest income	$ 14,840,486	$ 14,507,461	$ 13,947,793	$ 13,223,089
Interest expense	8,189,469	7,955,778	7,635,414	6,996,963
Net interest income	6,651,017	6,551,683	6,312,379	6,226,126
Provision for loan losses	525,000	1,458,000	1,125,000	5,625,000
Noninterest income	3,237,957	3,416,619	3,709,819	3,797,218
Noninterest expense	7,021,012	6,866,523	6,944,282	7,186,477
Income tax expense	748,711	522,662	644,034	(1,016,841)
Net income	1,594,251	1,121,117	1,308,882	(1,771,292)
Earnings per share				
Basic	0.35	0.25	0.29	(0.39)
Diluted	0.35	0.25	0.29	(0.39)
Dividends per share	0.114	0.114	0.114	0.130

During the fourth quarters of 2002 and 2001 and the second quarter of 2002, additional provisions for loan losses were recorded due to identification of increased levels of impaired loans and loan charge-offs.

During the second quarter of 2002, a loss was recorded to write down the value of the Company's investment in WorldCom bonds which reduced noninterest income by $1.7 million.

Noninterest expense increased during the second quarter of 2002 and succeeding quarters as a result of the expenses of acquisitions.

Note 27: Subsequent Event and Management's Plan for Future Liquidity Needs

On January 15, 2003, as part of the effort to improve the Company's and RFCBC's capital levels and to provide for future liquidity needs, the Company's Board of Directors announced that it intended to make available for purchase its bank branches located in Hancock and Putnam Counties. These offices comprise the Peoples Banking Company Division and the First Bank of Ottawa Division.

On February 22, 2003, an agreement was signed to sell the branches, deposits and certain performing loans of the Peoples Banking Company and First Bank of Ottawa divisions of RFCBC to First Federal Bank of the Midwest at a price substantially in excess of their book value. Under the agreement, First Federal Bank of the Midwest would acquire loans (including accrued interest) of approximately $116 million, total fixed assets (net of accumulated depreciation) of approximately $1.5 million and total deposits (including accrued interest) of approximately $177 million. The transaction is expected to close in May 2003.

The Company's business plan includes strategies to sell all of the branches of RFCBC and use that bank's current capital and the capital which would result from the branch sales as the capital and primary funding source for a non-banking subsidiary. This subsidiary would manage RFCBC's classified loans that are not included in the sale agreements. Cash flow from the principal and interest payments as well as the payoffs of classified loans would be available to repay debt of the loan subsidiary and to dividend to Rurban the cash for resumption of the Trust Preferred interest payments, common stock dividends and ultimately to reinvest in the expansion of Rurban's banking and data processing operations.

Management believes that cash flows resulting from the planned branch sales combined with normal operating cash flows will be sufficient to meet the Company's liquidity needs for the foreseeable future.

RURBAN FINANCIAL CORP. AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS
Of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations

Rurban Financial Corp. ("Rurban") or ("Company") was incorporated on February 23, 1983, under the laws of the State of Ohio. Rurban is a bank holding company registered with the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended. Rurban's subsidiaries, The State Bank and Trust Company ("State Bank") and RFC Banking Company ("RFCBC") are engaged in the industry segment of commercial banking. RFCBC was created June 30, 2001 through the merger of The Peoples Banking Company, The First National Bank of Ottawa and The Citizens Savings Bank Company, which were wholly owned subsidiaries of Rurban prior to the merger, and now operate as separate divisions. Rurban's subsidiary, Rurbanc Data Services, Inc. ("RDSI"), provides computerized data processing services to community banks and businesses including Rurban's subsidiary banks. Rurban's subsidiary, Rurban Life Insurance Company ("Rurban Life") has a certificate of authority from the State of Arizona to transact insurance as a domestic life and disability insurer. Rurban's subsidiary, Rurban Statutory Trust I ("RST") was established in September 2000 for the purpose of managing the Company's junior subordinated debentures. Reliance Financial Services, N.A. ("Reliance"), a wholly owned subsidiary of State Bank, provides trust and financial services to customers nationwide.

The following discussion is intended to provide a review of the consolidated financial condition and results of operations of Rurban. This discussion should be read in conjunction with the consolidated financial statements and related footnotes in Rurban's 2002 Form 10-K filed with the Securities and Exchange Commission.

This section may contain statements that are forward-looking as defined by the Securities and Exchange Commission in its rules, regulations and releases. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. All forward-looking statements are based on current expectations regarding important risk factors including those identified in the Company's most recent periodic report and other filings with the Securities and Exchange Commission. Accordingly, actual results may differ materially from those expressed in the forward-looking statements, and the making of such statements should not be regarded as a representation by the Company, or any other person, that the results expressed therein will be achieved.

EARNINGS SUMMARY

The net loss for the year was $13.4 million, or $2.95 per diluted share, compared with net income of $2.3 and $6.1 million, or $.50 and $1.35 per diluted share, reported for 2001 and 2000, respectively. Cash dividends declared per share decreased to $.26 for 2002 compared to $.47 in 2001 and $.42 in 2000. Per share data has been adjusted to reflect the 5% stock dividends paid in September 2001 and 2000.

The primary reason for the loss in 2002 and the reduced level of earnings in 2001 was the discovery of extensive underwriting deficiencies in the loan portfolio which resulted in a loan loss provision of $27.5 million in 2002 and $5.6 million in the fourth quarter of 2001. The discovery process began during late 2001, broadened during 2002 and culminated at year-end with the completion of extensive loan reviews both internally and by auditors, consultants and regulators. By year-end 2002, the Company had reviewed nearly every commercial and agricultural loan greater than $100,000 and identified the problem loans. Those loan reviews also resulted in considerable progress in identifying the level of both the potential and probable losses in each of the problem loans. However, assessing and reserving for probable losses on problem loans is in part a judgmental process and a moving target. As additional information about a borrower's recent and future operations and collateral values becomes available, judgments and loss estimates change. At each quarter end, the Company applies judgment to the best information then available to determine the appropriate level of the allowance for loan losses and the resulting loan loss provision required to bring the allowance to the appropriate level. These issues are discussed further in the sections on Loan Loss Provision, Asset Quality and Allowance for Loan Losses.

Significant Events of 2002 and 2003

In addition to the discussion which follows of the results of operations which affected the income statement and balance sheet; several other significant events occurred during and subsequent to 2002.

On February 2, 2002, the Company acquired certain loans and insured deposits of the failed Oakwood Deposit Bank from the FDIC. The operations of the two Oakwood branches made a positive contribution to the Company's bottom line. Refer to note 21 to the consolidated financial statements for further information.

On May 22, 2002, the Company announced its technology group, RDSI Banking Systems Inc. (RDSI), had acquired the principal assets of BancServ, Inc., a data services company jointly owned by National Bank of Oak Harbor and Genoa Bank. BancServ provided data processing, item processing and imaging to these two independent banks located in North Central Ohio. These services are now being provided by RDSI.

On July 25, 2002, the Company announced its technology group, RDSI Banking Systems Inc. (RDSI), had acquired the principal assets of Northwest Financial Services, Inc. (Northwest). Northwest was a limited liability corporation providing item processing and imaging services for eight RDSI client banks. This acquisition, which provides item processing and imaging critical mass, will increase RDSI's franchise value by providing additional services to its client base.

On December 30, 2002, an agreement was signed to sell the branches, loans and deposits of the Citizens Savings Bank division of RFCBC to the Union Bank at a price substantially in excess of their book value. The transaction is expected to close in March 2003. Refer to note 5 to the consolidated financial statements for further information.

On February 12, 2003, the Company notified the trustee of its Trust Preferred securities of its election to defer the semi-annual interest payment, which would have been due on March 7, 2003, until no sooner than September 7, 2003. During any interest deferral period, the Trust Preferred indenture prohibits the payment of a common stock dividend.

On February 22, 2003, an agreement was signed to sell the branches, deposits and certain performing loans of the Peoples Banking Company and First Bank of Ottawa divisions of RFCBC to First Federal Bank of the Midwest at a price substantially in excess of their book value. The transaction is expected to close in June 2003. Refer to note 27 to the consolidated financial statements for further information.

RESULTS OF OPERATIONS

	Year Ended December 31,			Year Ended December 31,		
	2002	2001	% Change	2001	2000	% Change
	(dollars in thousands except per share data)					
Total Assets	$742,317	$746,209	-1%	$746,209	$700,818	+6%
Loans Held for Sale	63,536	440	-	440	1,167	-62%
Loans (Net)	469,781	591,052	-21%	591,052	569,421	+4%
Allowance for Loan Losses	17,694	9,239	+92%	9,239	7,215	+28%
Total Deposits	567,860	610,860	-7%	610,860	566,321	+8%
Total Revenues (Net)	37,557	39,903	-6%	39,903	37,661	+6%
Net Interest Income	23,778	25,741	-8%	25,741	26,388	-2%
Loan Loss Provision	27,531	8,733	+215%	8,733	2,100	+316%
Noninterest Income	13,779	14,162	-3%	14,162	11,273	+26%
Noninterest Expense	30,479	28,018	+9%	28,018	26,754	+5%
Net Income	(13,408)	2,253	-695%	2,253	6,086	-63%
Basic Earnings per Share	$(2.95)	$.50	-695%	$.50	$1.35	-63%
Diluted Earnings per Share	$(2.95)	$.50	-695%	$.50	$1.35	-63%

Net Interest Income

	Year Ended December 31,			Year Ended December 31,		
	2002	2001	% Change	2001	2000	% Change
	(dollars in thousands)					
Net Interest Income	$23,778	$25,741	-8%	$25,741	$26,388	-2%

Net interest income declined $2.0 million from 2001 to $23.8 million in 2002. The net interest margin for 2002 was 3.17% compared to 3.81% for the previous year. The 64 basis point decline in the net interest margin was largely due to a 187 basis point decrease in the yield on earning assets from 8.34% to 6.47% which was not fully offset by a 117 basis point decrease in the Company's cost of funds. The major reason for the reductions in net interest income and in earning asset yield was a $1.1 million increase in the loss of interest income on non-performing and charged off loans. The decline in asset yield was also the result of higher liquidity and a corresponding higher average balance of funds invested in lower yielding investments.

Net interest income declined $647,000 from 2000 to $25.7 million in 2001 despite a 4% growth in the net loan portfolio. The decrease was a direct result of the effect on the Company's asset sensitive balance sheet of 11 rate decreases which reduced the prime rate from 9.50% to 4.75%. The net interest margin for 2001 was 3.81% compared to 4.23% for the previous year. The unprecedented steep decline in the prime rate compressed the net interest margin as the decline in interest income on loans exceeded the pace of the decline in funding costs. The 42 basis point decline in the net interest margin was largely due to a 58 basis point decrease in the yield on earning assets from 8.92% to 8.34% which was not fully offset by a 25 basis point decrease in the Company's cost of funds.

Loan Loss Provision

The provision for loan losses was $27.5 million in 2002 compared to $8.7 million in 2001. The allowance for loan losses at December 31, 2002 was 3.21% of loans compared to 1.54% at December 31, 2001. The increase in the provision resulted primarily from net chargeoffs of $20.5 million of loans in 2002 and from nonperforming loans increasing to $18.7 million at December 31, 2002 versus $14.7 million at December 31, 2001.

The provision for loan losses was $8.7 million in 2001 compared to $2.1 million in 2000. The allowance for loan losses at December 31, 2001 was 1.54% of loans compared to 1.25% at December 31, 2000. The increase in the provision resulted primarily from net chargeoffs of $6.7 million of loans in 2001 and from nonperforming loans increasing to $14.7 million at December 31, 2001 versus $8.8 million at December 31, 2000.

Noninterest Income

	Year Ended December 31,			Year Ended December 31,		
	2002	2001	% Change	2001	2000	% Change
	(dollars in thousands)					
Total Noninterest Income	$13,779	$ 14,162	-3%	$ 14,162	$ 11,273	+26%
- Data Service Fees	$ 7,816	$ 6,126	+28%	$ 6,126	$ 5,124	+20%
- Deposit Service Fees	$ 2,618	$ 2,593	+1%	$ 2,593	$ 1,744	+49%
- Gains on Sale of Loans	$ 759	$ 889	-15%	$ 889	$ 387	+130%
- Gains on Sale of Securities	$ (834)	$ 490	-270%	$ 490	$ (81)	--

Total noninterest income decreased $383,000 to $13.8 million in 2002 from $14.2 million in 2001. The decrease was primarily due to a $1.7 million loss on the sale of the Company's investment in WorldCom bonds, which resulted in a $1.1 million after tax loss in the second quarter of 2002. This decrease was offset by data service fees which increased $1.7 million or 28% to $7.8 million in 2002 compared to $6.1 million in 2001.

Noninterest income increased $2.9 million, or 26%, from 2000 to $14.2 million in 2001. The increase was primarily due to a $1.0 million increase in data service fees from the Company's bank data processing subsidiary, Rurbanc Data Services, Inc. ("RDSI"), an $849,000 increase in deposit service fees due to a new product introduction, and a $1.1 million increase in gains on sale of loans and securities.

Rurbanc Data Services, Inc. ("RDSI")

	Year Ended December 31,				Year Ended December 31,	
	2002	2001	% Change	2001	2000	% Change
	(Dollars in thousands)					
Data Service Fees	$7,816	$6,126	+28%	$6,126	$5,124	+20%

Data service fees increased $1.7 million or 28% to $7.8 million from $6.1 million in 2001 and $1.0 million or 20% from 2000 to 2001. The primary reasons for these increases were increases in the number of customer accounts processed and in the level of sales of complementary data processing products. The increase in the number of accounts was primarily the result of customer account growth at client banks and the addition of new client banks.

RDSI provides data processing services for nearly 60 community banks in Ohio, Michigan and Indiana. RDSI differentiates itself from its competition through the quality of its products and the excellence of its customer service. The applications utilized by RDSI are driven by world-class software used by over 3,600 banks nationwide. Customer service encompasses on-time delivery every morning and a discipline of responding to and resolving customer questions and issues within one hour in excess of 95% of the time. RDSI provides turnkey solutions for its clients through its partnerships with vendors experienced in a full array of banking products.

RDSI's growth comes from both new and existing clients. In the past five years, the number of bank clients has more than doubled. Equally important is the growth of client banks, both in their number of customer accounts and in the breadth of services provided. Network services, internet banking and other technical services are a rapidly growing part of RDSI's revenue.

Noninterest Expense

	Year Ended December 31,				Year Ended December 31,	
	2002	2001	% Change	2001	2000	% Change
	(dollars in thousands)					
Total Noninterest Expense	$30,479	$28,018	+9%	$28,018	$26,754	+5%
- Salaries & Employee Benefits	$15,720	$15,448	+2%	$15,448	$15,095	+2%
- Professional Fees	3,130	1,712	+83%	1,712	1,263	+36%
All Other	$11,629	$10,858	+7%	$10,858	$10,396	+4%

Noninterest expense for the year 2002 was $30.5 million, up $2.5 million or 9% from $28.0 million in 2001. Professional fees increased $1.4 million due to increased consulting, legal and auditing fees associated with the evaluation and management of the Company's problem loans. The noninterest expenses of the acquired Oakwood branches and the data processing acquisitions were $1.2 million. Excluding the professional fees associated with problem loans and acquired entity expenses; noninterest expense declined $132,000.

Noninterest expense for the year 2001 was $28.0 million, up 5% from $26.8 million in 2000. The noninterest expense increase was limited to 5% as incentive compensation declined by $750,000, resulting in an increase in compensation of less than 1%. Employee benefits increased $270,000 or 9% primarily due to a $224,000 or 28% increase in group insurance. Noninterest expense other than salaries and benefits increased $911,000 or 8%.

Loans

	Period Ended							
	12/31/02	% of Total	12/31/01	% of Total	% Inc/(Dec)	2/31/00	% of Total	% Inc/(Dec)
	(dollars in thousands)							
Commercial	$123,053	25%	$185,654	31%	(34)%	$176,911	31%	5%
Commercial real estate	129,719	27%	135,883	23%	(5)%	123,758	21%	10%
Agricultural	68,954	14%	67,136	11%	3%	62,259	11%	8%
Residential	84,432	17%	106,689	18%	(21)%	107,718	19%	(1)%
Consumer	60,139	12%	76,512	12%	(21)%	81,064	14%	(6)%
Leasing loans	21,509	5%	28,752	5%	(25)%	25,278	4%	14%
Loans	$487,806		$600,626		(19)%	$576,988		4%
Loans held for sale	63,536		440			1,167		
Total	$551,342		$601,066			$578,155		

Loans declined $113 million to $488 million at December 31, 2002, due to an increase in loans held for sale of $63 million, reduced new loan demand and $21 million of charged off loans. The increase in loans held for sale is due to a December 30, 2002 agreement to sell the Citizens Savings Bank division of RFCBC, to the Union Banking Company. This transaction is scheduled to close in late March 2003. Refer to note 5 to the consolidated financial statements for further information. Commercial, commercial real estate, residential, consumer and leasing loans declined 34%, 5%, 21%, 21% and 25%, respectively for the year while agricultural loans increased 3%.

In 2001, loans increased $24 million or 4% to $601 million.

Asset Quality

	Period Ended December 31, (dollars in millions)				
	12/31/02	12/31/01	Change in Dollars/ percentages	12/31/00	Change in Dollars/ percentages
Non-performing loans	$ 18.7	$ 14.7	$ 4.0	$ 8.8	$ 5.9
Non-performing assets	$ 20.8	$ 15.0	$ 5.8	$ 8.9	$ 6.1
Non-performing assets/loans Plus OREO	4.25%	2.49%	1.76%	1.55%	.94%
Non-performing assets/total assets	2.80%	2.00%	.80%	1.27%	.73%
Net chargeoffs	$ 20.5	$ 6.7	$ 13.8	$ 1.1	$ 5.6
Net chargeoffs/total loans	4.20%	1.12%	3.08%	.19%	.93%
Loan loss provision	$ 27.5	$ 8.7	$ 18.8	$ 2.1	$ 6.6
Allowance for loan losses	$ 17.7	$ 9.2	$ 8.5	$ 7.2	$ 2.00
Allowance/loans	3.21%	1.54%	1.67%	1.25%	.29%
Allowance/non-performing loans	95%	63%	32%	82%	-19%
Allowance/non-performing assets	85%	62%	23%	81%	-19%

Asset quality statistics reflect a significant increase in both nonperforming assets and chargeoffs during 2002 compared to 2001 and 2001 compared to 2000. Non-performing assets at December 31, 2002 were $20.8 million or 2.80% of total assets, versus $15.0 million or 2.00% at December 31, 2001 and $8.9 million or 1.27% at year-end 2000. Annual net chargeoffs for 2002 were $20.5 million or 4.20% of total loans compared to $6.7 million or 1.12% for 2001. The ratio of the allowance for loan losses to nonperforming loans was 95% at December 31, 2002 compared to 63% at December 31, 2001.

Allowance for Loan Losses

The Company grades its loans using a seven grade system. Problem loans are classified as either:

- Grade 5 – Substandard: Inadequately protected, with well-defined weakness that jeopardize liquidation of debt
- Grade 6 – Doubtful: Inherent weaknesses well-defined and high probability of loss (impaired)
- Grade 7 – Loss: Considered uncollectible. May have recovery or salvage value with future collection efforts (these loans are either fully reserved or charged off)

The Company's allowance for loan losses has four components. Those components are shown in the following table. Commercial, commercial real estate and agricultural loans of over $100,000 are individually reviewed and assessed regarding the need for an individual allocation.

	----------12/31/02----------			-----------12/31/01-----------			---Increase (Decrease)---		
	Loan	Allocation		Loan	Allocation		Loan	Allocation	
	Balance	$	%	Balance	$	%	Balance	$	%
Allocations for individual loans graded doubtful (impaired)	$14.9	$5.1	34.23%	$7.5	$3.2	42.67%	$7.4	$1.9	-8.44%
Allocations for individual loans graded substandard	57.7	6.6	11.44	29.3	2.3	7.85	28.4	4.3	3.59
"General" allowance based on chargeoff history of nine categories of loans	478.7	5.2	1.09	564.3	3.3	0.58	-85.6	1.9	0.51
Allocation based on current risk factor statistics as compared to historical risk factor statistics	–	0.8	–	–	0.4	–	–	0.4	–
TOTAL	$551.3	$17.7	3.21%	$601.1	$9.2	1.54%	$-49.8	$8.5	1.67%

In 2002, the amount of loans classified as doubtful increased $7.4 to $14.9 million and substandard loans increased $28.4 to $57.7 million. Allowance allocations on doubtful loans increased $1.9 million while allowance allocations on substandard loans increased $4.3 million. The allowance for loan losses at December 31, 2002 was $17.7 million or 3.21% of loans compared to $9.2 million or 1.54% at December 31, 2001.

While the amount of doubtful and substandard loans and their related allowance allocations increased during 2002, the pace of increase has slowed. Management believes that these problem loan statistics have peaked and that workout efforts will begin to reduce these balances in 2003.

Management's estimate of the allowance for loan losses includes judgments related to the following factors:

- Borrower financial information received;
- Physical inspections of collateral securing loans performed, new appraisals of collateral securing loans received, and other information regarding borrower collateral levels; and
- Consideration of exposures to industries potentially most affected by current risks in the economic and political environment.

The results of the Company's extensive, ongoing loan review and workout process suggest that the volume of potential problem loans, nonperforming loans and charge-offs were attributable to a combination of entering higher risk lines of business, ineffective oversight and a few lenders neglecting basic lending fundamentals required by the Company's lending policies and procedures.

In order to assure that new loan underwriting is prudent and in compliance with policy and procedures, the following actions were taken during the past year:

- Several lending officers were terminated
- The presidents of the banks and the holding company were replaced
- The senior credit administration officer was replaced

- A new loan policy and loan procedures were adopted
- Loan officer training was dramatically increased
- The independence of the internal loan review staff was improved by the creation of a Loan Review Committee of the board of directors which the loan review manager reports to
- The independence of the internal audit function was improved by:
  - The hiring of a staff internal audit manager
  - The separation of the internal audit outsourcing firm and the independent audit firm
- Loan officer and loan committee authorization limits were reduced
- A plan was put in place to exit the Cleveland lending market and other loan relationships outside of northwestern Ohio.

In regard to the effort to reduce the volume of substandard and doubtful (classified loans), the following actions were taken during the past year:

- The Company's loan workout group was increased to four staff employees and two consultants
- The planned creation of a loan subsidiary to manage the classified loans of RFCBC will focus the efforts of four additional staff employees on the workout of that group of loans
- Most classified loans are now assigned to a loan workout specialist

These actions are intended to assure that the loan workout effort can be concluded within a one and one-half to three year period and that every effort can be made to minimize losses and maximize associated recoveries.

CAPITAL RESOURCES

Stockholders' equity at December 31, 2002 decreased to $36.3 million or 4.57% of average total assets as compared to $50.8 million or 7.03% of average total asset at December 31, 2001. The Company and RFCBC exceed all "adequately-capitalized" regulatory capital benchmarks while State Bank exceeded all "well-capitalized" regulatory capital benchmarks. Banking regulatory authorities periodically perform examinations of the Company's subsidiary banks and, as an integral part of the examination process, periodically review the allowance for loan losses. Such authorities may require additions to the allowance for loan losses based upon their judgment of the information available to them at the time of their examination. Such authorities may also require other adjustments or place various restrictions on the activities of the Company's subsidiary banks.

Total regulatory (risk-based) capital was $49.4 million at December 31, 2002 and $67.4 million at December 31, 2001. The excess of total regulatory capital over total shareholder equity is primarily due to the $10.0 million of junior subordinated debentures (trust preferred securities) which qualify as Tier 1 capital, and the allowance for loan losses which qualifies as Tier 2 capital subject to certain limitations.

The Company's business plan includes strategies to sell the branches of RFCBC and use that bank's current capital and the gain on sale which would result from the branch sales as the capital and primary funding source for a non-banking subsidiary. This subsidiary would manage RFCBC's classified loans that are not included in the sale agreements. Cash flow from the principal and interest payments as well as the payoffs of classified loans would be available to repay debt of the loan subsidiary and to dividend to Rurban the cash for resumption of the Trust Preferred interest payments, common stock dividends and ultimately to reinvest in the expansion of Rurban's banking and data processing operations.

Planned Purchases of Premises and Equipment

Management plans to purchase additional premises and equipment to meet the current and future needs of the Company's customers. These purchases, including buildings and improvements and furniture and equipment (which includes computer hardware, software, office furniture and license agreements), are currently expected to total approximately $6 million over the next year.

Written Agreement

On July 9, 2002, the Company and State Bank announced they entered into a Written Agreement ("Agreement") with the Federal Reserve Bank of Cleveland and the Ohio Division of Financial Institutions on July 5, 2002. The Agreement was the result of an examination of State Bank as of December 31, 2001, which was conducted in March and April 2002.

The results of the November 4, 2002 regulatory examinations indicated that as of that date, Rurban and State Bank were not in full compliance with certain provisions of the Agreement. Management expects to be in substantial compliance with each of the provisions of the Agreement by mid-2003.

The Company and RFCBC have been advised by RFCBC's regulators, the FDIC and the Ohio Division of Financial Institutions, that the preliminary results of the November 4, 2002 examination of RFCBC indicated that the Bank may be presented with a formal agreement based on concerns raised. RFCBC's December 31, 2002 total risk-based capital ratio was 8.1%, above the "adequately capitalized" minimum of 8%. The anticipated March closing of the sale of the Citizens division (see note 5 to the consolidated financial statements for further information) is expected to improve the total risk-based capital ratio to approximately 15%.

State Bank and RFCBC are prohibited from paying dividends to Rurban without prior regulatory approval. Rurban is prohibited from paying Trust Preferred "dividends" and common stock dividends without prior regulatory approval.

LIQUIDITY

Liquidity relates primarily to the Company's ability to fund loan demand, meet deposit customers' withdrawal requirements and provide for operating expenses. Assets used to satisfy these needs consist of cash and due from banks, interest earning deposits in other financial institutions, securities available-for sale and loans held for sale. These assets are commonly referred to as liquid assets. Liquid assets were $235.9 million at December 31, 2002 compared to $130 million at December 31, 2001.

The Company's residential first mortgage portfolio of $84.4 million at December 31, 2002 and $106.7 million at December 31, 2001, which can and has been readily used to collateralize borrowings, is an additional source of liquidity. Management believes its current liquidity level is sufficient to meet its liquidity needs. At December 31, 2002, all eligible mortgage loans were pledged under an FHLB blanket lien.

The cash flow statements for the periods presented provide an indication of the Company's sources and uses of cash as well as an indication of the ability of the Company to maintain an adequate level of liquidity. A discussion of the cash flow statements for 2002, 2001 and 2000 follows.

The Company experienced a net increase in cash from operating activities in 2002, 2001 and 2000. Net cash from operating activities was $15.3 million, $8.4 million and $13.3 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Net cash flow from investing activities was $94.0 million, $(47.7) million and $(75.7) million for the years ended December 31, 2002, 2001 and 2000, respectively. The changes in net cash from investing activities for 2002 include a reduction in loan growth and cash received for the net liabilities from the Oakwood acquisition. The changes in net cash from investing activities for 2001 and 2000 include loan growth, as well as normal maturities and reinvestments of securities and premises and equipment expenditures. In 2002, 2001 and 2000, the Company received $81.9 million, $19.0 million and $9.1 million, respectively, from sales of securities available for sale, while proceeds from repayments, maturities and calls of securities were $53.9 million, $38.1 million and $8.8 million in 2002, 2001 and 2000, respectively.

Net cash flow from financing activities was $(83.6) million, $46.2 million, and $62.3 million for the years ended December 31, 2002, 2001 and 2000, respectively. The net cash decrease was primarily due to a reduction in total deposits of $(66.6) million in 2002. The net cash increase in 2001 and 2000 was primarily attributable to growth in total deposits of $44.5 million and $47.0 million, respectively. Other significant changes in 2002, 2001 and 2000 included $(6.4) million, $2.1 million and $12.1 million in net borrowings from the Federal Home Loan Bank.

Off-Balance-Sheet Borrowing Arrangements:

Significant additional off-balance-sheet liquidity is available in the form of FHLB advances, unused federal funds lines from correspondent banks, and the national certificate of deposit market. While such additional off-balance-sheet liquidity is available, the Written Agreement between Rurban, State Bank, the Federal Reserve Bank of Cleveland and the Ohio Division of Financial Institutions requires Rurban and State Bank to obtain written approval of the Federal Reserve Bank of Cleveland and the Ohio Division of Financial Institutions prior to directly or indirectly incurring any debt.

Approximately $62.6 million residential first mortgage loans of the Company's $84.4 million portfolio qualify to collateralize FHLB borrowings and have been pledged to meet FHLB collateralization requirements as of December 31, 2002. In addition to residential first mortgage loans, $14.9 million in investment securities are pledged to meet FHLB collateralization requirements. Based on the current collateralization requirements of the FHLB, approximately $6.0 million of additional borrowing capacity existed at December 31, 2002. Subsequent to year-end, all loans originated at RFC Banking Company were designated as held for sale and no longer qualified as collateral for FHLB advances. These loans have been replaced with investment securities to meet FHLB collateralization requirements.

At December 31, 2001, the Company had unused federal funds lines totaling approximately $32.2 million from five correspondent banks. As of December 31, 2002, the Company had unused federal funds lines totaling approximately $26 million from 2 correspondent banks. Federal funds borrowed were $0 at December 31, 2002 and December 31, 2001.

Because RFCBC was not classified as well capitalized at December 31, 2002, it required approval from its respective regulatory agencies prior to accepting any new brokered certificates of deposit. At December 31, 2002, RFCBC had approximately $40.1million in certificates of deposit which have been accepted from brokers. Approximately $22.6 million of those certificates of deposit mature within the next year.

Approximately $16.4 million performing commercial loans and $5 million in investment securities are pledged to the Federal Reserve Discount Window to establish additional borrowing capacity of $15.9 million. Such loans are pledged for contingency funding purposes and to date this borrowing capacity has not been used. Totals do not include $5 million in securities pledged for daylight overdraft (Payments System Risk).

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	Payment due by period				
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Long-Term Debt Obligations	$63,850,000	$18,350,000	$5,000,000	$0	$40,500,000
Capital Lease Obligations	0	0	0	0	0
Operating Lease Obligations	896,400	99,600	199,200	199,200	398,400
Purchase Obligations	0	0	0	0	
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under GAAP	0	0	0	0	0
Total	$64,746,400	$18,449,600	$5,199,200	$199,200	$40,898,400

The Company's contractual obligations as of December 31, 2002 were evident in long-term debt obligations and operating lease obligations. The long-term debt obligations were comprised of FHLB Advances of $47,850,000, Trust Preferred securities of $10,000,000 and Note Payable of $6,000,000. The operating lease obligation is a lease on the RDSI building of $99,600 a year.

ASSET LIABILITY MANAGEMENT

Asset liability management involves developing and monitoring strategies to maintain sufficient liquidity, maximize net interest income and minimize the impact that significant fluctuations in market interest rates would have on earnings. The business of the Company and the composition of its balance sheet consists of investments in interest-earning assets (primarily loans, mortgage-backed securities, and securities available for sale) which are primarily funded by interest-bearing liabilities (deposits and borrowings). With the exception of loans which are originated and held for sale, all of the financial instruments of the Company are for other than trading purposes. All of the Company's transactions are denominated in U.S. dollars with no specific foreign exchange exposure. In addition, the Company has limited exposure to commodity prices related to agricultural loans. The impact of changes in foreign exchange rates and commodity prices on interest rates are assumed to be insignificant. The Company's financial instruments have varying levels of sensitivity to changes in market interest rates resulting in market risk. Interest rate risk is the Company's primary market risk exposure; to a lesser extent, liquidity risk also impacts market risk exposure.

Interest rate risk is the exposure of a banking institution's financial condition to adverse movements in interest rates. Accepting this risk can be an important source of profitability and stockholder value; however, excessive levels of interest rate risk could pose a significant threat to the Company's earnings and capital base. Accordingly, effective risk management that maintains interest rate risks at prudent levels is essential to the Company's safety and soundness.

Evaluating a financial institution's exposure to changes in interest rates includes assessing both the adequacy of the management process used to control interest rate risk and the organization's quantitative level of exposure. When assessing the interest rate risk management process, the Company seeks to ensure that appropriate policies, procedures, management information systems, and internal controls are in place to maintain interest rate risks at prudent levels of consistency and continuity. Evaluating the quantitative level of interest rate risk exposure requires the Company to assess the existing and potential future effects of changes in interest rates on its consolidated financial condition, including capital adequacy, earnings, liquidity, and asset quality (when appropriate).

The Federal Reserve Board together with the Office of the Comptroller of the Currency and the Federal Deposit Insurance Company, adopted a Joint Agency Policy Statement on interest rate risk effective June 26, 1996. The policy statement provides guidance to examiners and bankers on sound practices for managing interest rate risk, which will form the basis for ongoing evaluation of the adequacy of interest rate risk management at supervised institutions. The policy statement also outlines fundamental elements of sound management that have been identified in prior Federal Reserve guidance and discusses the importance of these elements in the context of managing interest rate risk. Specifically, the guidance emphasizes the need for active Board of Director and Senior Management oversight and a comprehensive risk management process that effectively identifies, measures, and controls interest rate risk.

Financial institutions derive their income primarily from the excess of interest collected over interest paid. The rates of interest an institution earns on its assets and owes on its liabilities generally are established contractually for a period of time. Since market interest rates change over time, an institution is exposed to lower profit margins (or losses) if it cannot adapt to interest rate changes. For example, assume that an institution's assets carry intermediate or long term fixed rates and that those assets are funded with short-term liabilities. If market interest rates rise by the time the short-term liabilities must be refinanced, the increase in the institution's interest expense on its liabilities may not be sufficiently offset if assets continue to earn at the long-term fixed rates. Accordingly, an institution's profits could decrease on existing assets because the institution will either have lower net interest income or possibly, net interest expense. Similar risks exist when assets are subject to contractual interest rate ceilings, or rate sensitive assets are funded by longer-term, fixed-rate liabilities in a declining rate environment.

Several ways an institution can manage interest rate risk include: 1) matching repricing periods for new assets and liabilities, for example, by shortening terms of new loans or investments; 2) selling existing assets or repaying certain liabilities; and 3) hedging existing assets, liabilities, or anticipated transactions. An institution might also invest in more complex financial instruments intended to hedge or otherwise change interest rate risk. Interest rate swaps, futures contacts, options on futures contracts, and other such derivative financial instruments can be used for this purpose. Because these instruments are sensitive to interest rate changes, they require management's expertise to be effective. The Company has not purchased derivative financial instruments in the past and does not presently intend to purchase such instruments.

Quantitative Market Risk Disclosure. The following table provides information about the Company's financial instruments used for purposes other than trading that are sensitive to changes in interest rates as of December 31, 2002. It does not present when these items may actually reprice. For loans receivable, securities, and liabilities with contractual maturities, the table presents principal cash flows and related weighted-average interest rates by contractual maturities as well as the Company's historical experience of the impact of interest rate fluctuations on the prepayment of loans and mortgage backed securities. For core deposits (demand deposits, interest-bearing checking, savings, and money market deposits) that have no contractual maturity, the table presents principal cash flows and, as applicable related weighted-average interest rates based upon the Company's historical experience, management's judgment and statistical analysis, as applicable, concerning their most likely withdrawal behaviors. The current historical interest rates for core deposits have been assumed to apply for future periods in this table as the actual interest rates that will need to be paid to maintain these deposits are not currently known. Weighted average variable rates are based upon contractual rates existing at the reporting date.

Principal/Notional Amount Maturing or Assumed to Withdraw In:
(Dollars in thousands)

	2003	2004	2005	2006	2007	Thereafter	Total
Rate-sensitive assets							
Variable rate loans	$132,683	$21,066	$11,726	$8,053	$3,467	$7,642	$184,638
Average interest rate	5.72%	5.36%	5.42%	6.61%	5.40%	5.72%	5.69%
Adjustable rate loans	$27,380	$22,398	$16,344	$13,646	$12,881	$87,460	$180,109
Average interest rate	7.08%	7.08%	6.93%	6.92%	7.18%	6.56%	6.81%
Fixed rate loans	$75,736	$36,031	$25,125	$15,582	$6,635	$27,486	$186,595
Average interest rate	6.81%	7.42%	7.08%	6.99%	6.80%	5.66%	6.81%
Total loans	$235,799	$79,495	$53,195	$37,281	$22,983	$122,588	$551,342
Average interest rate	6.22%	6.78%	6.67%	6.88%	6.80%	6.31%	6.44%
Fixed rate investment securities	$67,275	$13,226	$3,404	$5,373	$2,505	$26,993	$118,776
Average interest rate	2.47%	3.47%	4.46%	3.04%	4.60%	4.60%	3.20%
Variable rate investment securities	$0	$0	$0	$0	$0	$0	$0
Average interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Federal Funds Sold & Other	$14,100	$160	$0	$0	$0	$0	$14,260
Average interest rate	1.24%	3.64%	0.00%	0.00%	0.00%	0.00%	1.26%
Total rate sensitive assets	$317,174	$92,881	$56,599	$42,654	$25,488	$149,581	$684,378
Average interest rate	5.20%	6.30%	6.54%	6.40%	6.59%	6.00%	5.76%
Rate sensitive liabilities:							
Demand - non interest-bearing	$10,440	$9,224	$9,224	$9,224	$7,915	$87	$46,114
Demand - interest bearing	$12,855	$12,811	$12,811	$12,811	$12,638	$0	$63,926
Average interest rate	1.67%	1.67%	1.67%	1.67%	1.67%	0.00%	1.67%
Money market accounts	$21,663	$18,071	$18,071	$18,071	$14,298	$0	$90,174
Average interest rate	1.49%	1.24%	0.83%	0.83%	0.83%	0.00%	1.07%
Savings	$6,652	$6,300	$6,300	$6,300	$6,233	$457	$32,242
Average interest rate	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%
Certificates of deposit	$247,372	$114,664	$21,575	$10,621	$7,430	$1,917	$403,579
Average interest rate	3.59%	4.01%	4.09%	4.23%	4.70%	0.25%	3.75%
Fixed rate FHLB advances	$12,350	$5,000	$0	$0	$0	$30,500	$47,850
Average interest rate	6.39%	6.70%	0.00%	0.00%	0.00%	5.31%	5.73%
Variable rate FHLB advances	$0	$0	$0	$0	$0	$0	$0
Average interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Fixed rate debentures	$0	$0	$0	$0	$0	$10,000	$10,000
Average interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	10.60%	10.60%
Note payable	$6,000	$0	$0	$0	$0	$0	$6,000
Average interest rate	4.25%	0.00%	0.00%	0.00%	0.00%	0.00%	4.25%
Total rate sensitive liabilities	$317,332	$166,070	$67,981	$57,027	$48,514	$42,961	$699,885
Average interest rate	3.24%	3.12%	1.56%	1.11%	1.03%	2.48%	2.67%

Principal/Notional Amount Maturing or Assumed to Withdraw In:
(Dollars in Thousands)

Comparison of 2002 to 2001:	First Year	Years 2 – 5	Thereafter	Total
Total rate-sensitive assets:				
At December 31, 2002	$ 317,174	$ 217,623	$ 149,581	$ 684,378
At December 31, 2001	304,536	297,113	103,614	705,263
Increase (decrease)	$ 12,638	$ (79,490)	$ 45,967	$ (20,885)
Total rate-sensitive liabilities:				
At December 31, 2002	$ 317,332	$ 339,592	$ 42,961	$ 699,885
At December 31, 2001	371,811	199,079	119,095	689,985
Increase (decrease)	$ (54,479)	$ 140,513	$ (76,134)	$ 9,900

The above table reflects expected maturities, not expected repricing. The contractual maturities adjusted for anticipated prepayments and anticipated renewals at current interest rates, as shown in the preceding table, are only part of the Company's interest rate risk profile. Other important factors include the ratio of rate-sensitive assets to rate sensitive liabilities (which takes into consideration loan repricing frequency but not when deposits may be repriced) and the general level and direction of market interest rates. For core deposits, the repricing frequency is assumed to be longer than when such deposits actually reprice. For some rate sensitive liabilities, their repricing frequency is the same as their contractual maturity. For variable rate loans receivable, repricing frequency can be daily or monthly and for adjustable rate loans receivable, repricing can be as frequent as annually for loans whose contractual maturities range from one to thirty years. While increasingly aggressive local market competition in lending rates has pushed loan rates lower; the Company's increased reliance on non-core funding sources has restricted the Company's ability to reduce funding rates in concert with declines in lending rates. Therefore, tax equivalent net interest income as a percentage of average interest earning assets declined from 4.23% in 2000 and 3.81% in 2001 to 3.18% in 2002.

The Company manages its interest rate risk by the employment of strategies to assure that desired levels of both interest-earning assets and interest-bearing liabilities mature or reprice with similar time frames. Such strategies include; 1) loans receivable which are renewed (and repriced) annually, 2) variable rate loans, 3) certificates of deposit with terms from one month to six years and 4) securities available for sale which mature at various times primarily from one through ten years 5) federal funds borrowings with terms of one day to 90 days, and 6) Federal Home Loan Bank borrowings with terms of one day to ten years.

Impact of Inflation and Changing Prices

The majority of assets and liabilities of the Company are monetary in nature and therefore the Company differs greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Inflation significantly affects noninterest expense, which tends to rise during periods of general inflation.

Management believes the most significant impact on financial results is the Company's ability to react to changes in interest rates. Management seeks to maintain an essentially balanced position between interest sensitive assets and liabilities and actively manages the amount of securities available for sale in order to protect against the effects of wide interest rate fluctuations on net income and shareholders' equity.

Forward-Looking Statements

When used in this filing and in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phases, "anticipate," "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "project," or similar expressions are intended to identify, "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including but not limited to changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, and competition, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advise readers that various factors, including regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of lending and investing activities, and competitive and regulatory factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially form those anticipated or projected.

The Company does not undertake, and specifically disclaims any obligation, to update any forward looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

MARKET FOR RURBAN FINANCIAL CORP. COMMON STOCK RELATED SHAREHOLDER MATTERS

The common shares of the Company are traded on the NASDAQ National Market, (symbol "RBNF") effective November 6, 2001. Prior to that date, the common shares of the Company were traded on the OTC Bulletin Board. The table below sets forth the high and low closing prices and the cash dividends declared with respect to the common shares of the Company for the indicated periods. The high and low closing prices reflect actual prices for purchases and sales of the Company's common shares as reported by NASDAQ and not inter-dealer prices. The per share amounts have been restated for the 5% stock dividend declared in 2001.

	Per Share Closing Prices		Per Share Dividends
2001	High	Low	Declared
First Quarter	$ 12.38	$ 11.07	$ .114
Second Quarter	13.33	11.78	.114
Third Quarter	14.75	12.85	.114
Fourth Quarter	15.29	13.45	.130
2002			
First Quarter	$ 13.95	$ 12.90	$ .130
Second Quarter	13.60	12.00	.130
Third Quarter	13.02	8.00	.000
Fourth Quarter	10.84	9.00	.000

There can be no assurance as to the amount of dividends which will be declared with respect to the common shares of the Company in the future, since such dividends are subject to the discretion of the Company's Board of Directors, cash needs, general business conditions, dividends from the subsidiaries and applicable governmental regulations and policies. The Company is prohibited from payment of common stock dividends without prior regulatory approval by the terms of the Written Agreement.

The approximate number of holders of outstanding common shares of the Company, based upon the number of record holders as of March 3, 2003, is 1,484.

FORM 10-K

The Company will provide without charge to each shareholder, upon written request to Rurban Financial Corp., P.O. Box 467, Defiance, Ohio 43512, Attention: Sandra Stockhorst, Investor Relations Department, a copy of the Company's Annual Report on Form 10-K, including the Financial Statements and Schedules thereto required to be filed with the Securities and Exchange Commission, for the Company's most recent fiscal year.

CORPORATE INFORMATION

STOCK LISTING

Rurban Financial Corp.'s common stock is traded on the NASDAQ National Market under the symbol RBNF.

STOCK TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
(800) 368-5948

CORPORATE ADDRESS

Rurban Financial Corp.
401 Clinton Street
Defiance, OH 43512
www.rurbanfinancial.net

MARKET MAKERS

The following firms are three among many who make a market in Rurban Financial Corp. stock:

- McDonald & Company Securities, Inc.
  (800) 321-1452
- Sweney Cartwright & Co.
  (800) 334-7481
- Friedman Billings Ramsey
  (800) 846-5050

INVESTOR RELATIONS

Sandra L. Stockhorst
P.O. Box 467
Defiance, OH 43512
(419) 784-4023 or 1-800-273-5820
rfcinv@rurban.net

FORM 10-K

The Annual Report on Form 10-K, as required to be filed with the Securities and Exchange Commission, will be made available to interested shareholders via www.nasdaq.com and www.rurbanfinancial.net

ANNUAL MEETING

The Annual Meeting of Rurban Financial Corp. will be held at 10:00 a.m. on Monday, April 28, 2003 at the Knights of Columbus, 111 Elliott Lane, Defiance, OH 43512

SUBSIDIARIES

The State Bank and Trust Company
Reliance Financial Services, N.A.
RFC Banking Company
Rurbanc Data Services, Inc. (RDSI)

OWNERSHIP OPPORTUNITIES

Dividend Reinvestment Plan (DRIP):
This powerful investment technique allows you to reinvest your dividends automatically — FREE. Receive free custodial services, quarterly statements, 1099, dividend reinvestment and more. Contact Sandra L. Stockhorst at rfcinv@rurban.net or (419) 784-4023, or (800) 368-5948 for additional information.

SHAREHOLDER DIRECT STOCK PURCHASE PROGRAM

DRIP participants or stockholders utilizing Register and Transfer custodial services may purchase stock in their account at any time free of charge. Simply complete a request card and stock will be purchased for you.

For more information, call 1-800-368-5948 or (419) 784-4023.

RBNF E-MAIL ALERT SERVICE

You can receive our news releases by e-mail. This service is available free of charge through our website. Simply go to www.rurbanfinancial.net and click on "Investor Relations," then "Press Release," then "Sign up for Email Alerts."

Rurban Financial Corp.
401 Clinton Street, P.O. Box 467
Defiance, Ohio 43512

www.rurbanfinancial.net